UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 17, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND YEAR
                                       ENDED 31 DECEMBER 2010 PREPARED IN ACCORDANCE WITH IFRS

Quarter 4 2010
Report
for the quarter and year ended 31 December 2010
Group results for the quarter….
· Adjusted headline earnings, excluding accelerated hedge buy-back costs, $294m.
· Hedge book eliminated, giving full exposure to gold price from 7 October.
· Net debt of $1.3bn, better than pro-forma guidance due to robust cash generation.
· Production of 1.148Moz at a total cash cost of $672/oz; both improved on guidance.
· Strong performances from West Wits, Cerro Vanguardia and Siguiri.
· Australasia region delivers strong performance of 102,000oz, with significant cost improvement.
· Uranium production of 374,000lbs.
· Tropicana project approved for development after successful feasibility study.
· Strong safety performance in fourth quarter with no fatal accidents.
For the year….
· Adjusted headline earnings, excluding accelerated hedge buy-back costs, $787m.
· Production of 4.52Moz at a total cash cost of $638/oz; within exchange-rate adjusted guidance.
· Uranium production of 1.46Mlbs on continued strong grade and recovery performance.
· Geita, Cripple Creek and South Africa turnarounds successfully executed.
· Final dividend of 80 South African cents per share (approximately 11 US cents per share), declared, resulting in a total dividend of 145 South African cents per share (approximately 20 US cents per share) for the 2010 year.
Quarter
Year
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Sep
Dec
Dec
2010
2010
2010
2009
2010
2010
2010
2009
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
35,703
36,129 140,418 143,049
1,148
1,162 4,515 4,599
Price received
1
- R/kg / $/oz
99,671
(47,750) 135,862 201,805
452
(239) 561 751
Price received excluding hedge
buy-back costs
1
- R/kg / $/oz
303,454
267,707 271,018 246,048
1,372
1,141 1,159 925
Total cash costs - R/kg / $/oz
148,474
151,007 149,577 136,595
672
643 638 514
Total production costs - R/kg / $/oz
201,465
187,695 190,889 171,795
912
800 816 646
Financial review
Adjusted gross (loss) profit
2
- Rm / $m
(3,718)
(8,670) (8,027) 3,686
(540)
(1,229) (1,191) 412
Adjusted gross profit excluding hedge
buy-back costs
2
- Rm / $m
3,598
2,969 10,927 10,001
522
408 1,507 1,209
Profit (loss) attributable to equity
shareholders - Rm / $m
404
443 637 (2,762)
56
51 76 (320)
- cents/share
105
120 171 (765)
15
14 20 (89)
Adjusted headline loss
3
- Rm / $m
(5,263)
(8,389) (12,210) (211)
(764)
(1,184) (1,758) (50)
- cents/share
(1,368)
(2,277) (3,283) (58)
(199)
(321) (473) (14)
Adjusted headline earnings excluding
hedge buy-back costs
3
- Rm / $m
2,026
2,184 5,652 5,795
294
303 787 708
- cents/share
527
593 1,520 1,604
76
82 212 196
Cash flow from operating activities
excluding hedge buy-back costs - Rm / $m
5,076
3,238 12,603 10,096
679
424 1,669 1,299
Capital expenditure - Rm / $m
2,572
1,855 7,413 8,726
365
253 1,015 1,027
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 December 2010
oz (000)
% Variance
2
$/oz   % Variance
2
$m    $m Variance
2
SOUTH AFRICA
476
-
616
4
239
50
Great Noligwa
34
(6)
915
7
6
3
Kopanang
78
(1)
658
(1)
33
11
Moab Khotsong
76
(8)
669
22
16
(7)
Tau Lekoa
-
(100)
-
(100)
-
(1)
Mponeng
143
4
485
2
106
22
Savuka
11
38
885
16
4
2
TauTona
81
14
645
(12)
33
19
Surface Operations
52
(2)
536
28
42
4
CONTINENTAL AFRICA
374
-
790
9
141
32
Ghana
 Iduapriem
58
2
746
30
25
3
Obuasi
66
(12)
949
14
10
6
Guinea
 Siguiri - Attributable 85%
71
15
687
(2)
44
19
Mali
 Morila - Attributable 40%
3
24
4
760
(4)
14
5
Sadiola - Attributable 41%
3
29
(3)
783
26
15
(1)
Yatela - Attributable 40%
3
9
(10)
1,386
4
(3)
(1)
Namibia
 Navachab
28
22
748
-
17
10
Tanzania
Production
Total cash costs
Adjusted
gross profit (loss) excluding
hedge buy-back costs
1
Geita
90
(3)
749
6
26
1
Non-controlling interests, exploration
and other
(5)
(9)
AUSTRALASIA
102
10
894
(16)
41
46
Australia
 Sunrise Dam
102
10
860
(19)
44
49
Exploration and other
(4)
(4)
AMERICAS
196
(10)
465
7
125
(9)
Argentina
 Cerro Vanguardia - Attributable 92.50%
50
4
357
(5)
39
13
Brazil
 AngloGold Ashanti Brasil Mineração
85
(9)
460
11
32
(23)
Serra Grande - Attributable 50%
19
(5)
509
9
13
3
United States of America
 Cripple Creek & Victor
42
(25)
558
13
27
(2)
Non-controlling interests, exploration
and other
14
-
OTHER
2
(2)
Sub-total
1,148
(1)
672
5
548
117
Equity accounted investments included above
(26)
(3)
AngloGold Ashanti
522
114
1
Refer to note B "Non-GAAP disclosure" for the definition.
3
Equity accounted joint ventures.
2
Variance December 2010 quarter on September 2010 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL AND CORPORATE REVIEW
As previously announced, AngloGold Ashanti eliminated its hedge book on 7 October 2010, ending the contractual sale of a portion of its production at discounts to market prices. The company now has full exposure to the price of gold, which increases its potential for cash-flow generation and earnings. Of the $2.64bn spent to undertake this final restructuring of the hedge book, which straddled September and October, $1.58bn was spent in the third quarter and the remaining $1.06bn in October of the fourth quarter.
Turning to the balance sheet, strong cash generation during the quarter and the year left the company with a net debt level (excluding the mandatory convertible bonds) of $1.3bn, better than guidance of
$1.7bn given on 11 November. Debt maturities are well spread and range from three to 30 years.
Adjusted headline earnings, excluding the hedge buy-back and related costs, were $294m, or 76 US cents a share, compared with $303m, or 82 US cents the previous quarter. The result is especially significant, given that the third quarter earnings were boosted by a once-off tax credit of $82m. The company generated cash flow from operations, excluding hedge buy back costs, of $679m
.
After taking account of the hedge buy back costs, the company posted an adjusted headline loss of
$764m for the quarter and a profit attributable to ordinary shareholders of $56m.
OPERATING RESULTS
Production and total cash costs for the three months to 31 December were both within the guidance set by the company. Production over the period was 1.148Moz, following the sale of the Tau Lekoa mine, compared to 1.162Moz the previous quarter. Total cash costs rose 5% to $672/oz, during a quarter again characterized by significant appreciation in the Brazilian real, the Australian dollar and the South African rand. Strong production performances were delivered by several key operations, including the West Wits mines in South Africa, Sunrise Dam in Australia, Siguiri in Guinea, Navachab
in Namibia and Cerro Vanguardia in Argentina. Uranium production was 374,000lbs, compared to
389,000lbs in the third quarter.
Guidance for the fourth quarter was 1.14Moz at a total cash cost of $675/oz, assuming an average exchange rate of R6.75/$ and $640/oz assuming a weaker rand at R7.25/$. This compares to an average realised exchange rate of R6.88/$ over the quarter.
SAFETY
AngloGold Ashanti delivered a fatality free performance for only the second time in the company’s history. This demonstrates not only the strides made in changing working practices and attitudes toward safety by every member in the organisation, but also the possibility to work safely at depth.
This achievement provides powerful motivation to redouble efforts to eliminate injuries from the workplace. The all-injury frequency rate ended the year at 11.5 per million hours worked - an improvement of 11% on the level of 2009. AngloGold is in the process of implementing a new procedure for accident investigation and incident management, as well as an electronic Workplace
Management Reporting System (WMRS) across all operations to improve incident analysis. This will create a platform from which specific initiatives can be developed to drive further improvements in safety.

OPERATING REVIEW
The South Africa operations produced 476,000oz at a total cash cost of $616/oz in the fourth quarter of 2010, compared with 478,000oz at a total cash cost of $594/oz the previous quarter. The performance was driven by another strong set of results from the core operations, with rand-
denominated costs improving by 2% from the previous quarter as management continued to focus on improving safety and productivity. The success of the business improvement interventions made in the region are evident in overall productivity figures for AngloGold Ashanti’s South African mines, which are 14% higher in the fourth quarter, compared with the same period in 2009. At the West Wits operations, Mponeng, the company’s largest mine, output increased by 4% to 143,000oz due to increased tonnages resulting from fewer safety related stoppages and improved tramming efficiencies. The neighbouring TauTona mine delivered a 14% rise in production to 81,000oz, driven by improved grade from higher face values, together with increased flexibility across its high grade areas. At the Vaal River operations, production from Moab Khotsong declined by 8% to 76,000oz due to grade challenges arising from ore dilution and the overall mining mix. Costs rose 22% to $669/oz.
Following a successful effort in returning Great Noligwa to profitability, production declined 6% to
34,000oz because of an increase in off-reef mining necessitated by the geological structure encountered during the period. Kopanang’s output was marginally lower at 78,000oz as lower volumes were mined. The Surface operations, which replaced Tau Lekoa feed with marginal ore, had a 2% decrease in production to 52,000oz.
The Continental Africa operations produced 374,000oz at a total cash cost of $790/oz in the fourth quarter of 2010, compared with 373,000oz at a total cash cost of $725/oz the previous quarter.
Geita’s production declined by 3% to 90,000oz mainly due to fewer tons of higher grade material processed compared with the previous quarter, although this was partly offset by an increase in overall tonnage throughput. Total cash costs increased by 6% to $749/oz. Production from
Iduapriem rose 2% to 58,000oz following improvements to plant availability and utilisation, which offset lower grade. The 30% rise in cash costs followed an increase in the 2010 electricity tariff which was effected in the fourth quarter.
At Obuasi, the high level taskforce appointed in November, started work to define the long-term turnaround strategy for the operation, which continued to be challenged by poor blasting fragmentation and restricted ore passes, in addition to an unplanned plant shutdown for maintenance on the tailings facility. Production declined by 12% to 66,000oz and costs, also impacted by the higher power price, rose 14% to $949/oz. In Guinea, Siguiri’s production rose by 15% to 71,000oz as conveyor belt modifications and consistent feed of dry ore drove higher tonnage throughput. Total cash costs decreased by 2% to $687/oz. Mali continued to deliver strong operational free cashflow to the business. Production from Morila rose 4% to 24,000oz at an improved total cash cost of $760/oz.
At Yatela, output fell 10% to 9,000oz due to the lower grade ore stacked during previous periods.
Lower recovered grade at Sadiola led to a 3% drop in production to 29,000oz. Costs increased by
26% to $783/oz as new sources of ore were accessed. In Namibia, Navachab’s production jumped by 22% to 28,000oz as higher-grade ore was mined from the base of the pit, along with higher overall tonnages and improved performance from the operations at the bottom of the main pit and the benefits of the dense-media-separator (DMS plant).
The Americas operations produced 196,000oz at a total cash cost of $465/oz in the fourth quarter of
2010, compared with 218,000oz at a total cash cost of $433/oz the previous quarter. Cerro
Vanguardia, in Argentina, delivered yet another strong operating quarter with a 4% rise in production to 50,000oz due to an increase in tonnages mined. Silver credits and the weaker peso helped offset higher fuel consumption and accelerating inflation in Argentina with total cash costs dropping 5% to
$357/oz. At Cripple Creek & Victor in the United States, production fell by 25% as planned, to
42,000oz due to stacking ore on higher sections of the pad. Cash cost rose 13% to $558/oz. At
AngloGold Ashanti Brasil Mineração, production was 9% lower at 85,000oz due to lower grades and a drop in tonnages caused by the performance of the Cuiabá fleet and geomechanical problems which affected the Queiroz plant. The 11% increase in cash costs to $460/oz reflects the stronger real as well as higher maintenance costs and lower by-product credits. Serra Grande’s production was 5%
lower at 19,000oz reflecting lower grades as expected, while costs climbed 9%.
Australasia produced 102,000oz at a total cash cost of $894/oz in the fourth quarter of 2010, compared with 93,000oz at a total cash cost of $1,064/oz the previous quarter. Sunrise Dam, the only operating mine in the region, delivered a significant increase in both ore tonnage and grades from the underground section of the operation. The economies of scale achieved helped drive down unit costs. Total cash costs improved 16% from the previous quarter which included a lower non-cash deferred stripping charge of $160/oz.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $365m during the quarter, of which $95m was spent on growth projects. Of the growth-related capital, $54m was spent in the Americas, $14m was spent in Continental Africa, $3m in Australasia and $23m in South Africa.
Detailed engineering work for the refurbishment of the São Bento plant, at the Córrego do Sítio project in Brazil’s Minas Gerais state, remains on schedule. Manufacturing of the autoclave was also completed on schedule and the unit was delivered in January 2011. Mine stopes and underground infrastructure were completed on time in preparation for the beginning of ramp-up activities in
December. The Lamego mine reached full production at the end of the fourth quarter as planned, with completion of the main surface facilities expected at the end of April 2011. Of the 11,884m drilled at
AngloGold Ashanti Córrego do Sítio Mineraçáo, the majority was at Córrego do Sítio II.
In the Democratic Republic of Congo, significant progress was made on the Kibali joint venture, operated by AngloGold Ashanti’s joint venture partner Randgold Resources. The project team has largely been assembled, with the appointments of the project manager, construction manager, cost engineer and financial controller. Good progress has been made on determining the hydropower strategy, with environmental impact assessments now underway, while procurement of items necessary for site establishment started ahead of schedule. Road infrastructure critical to development of the project, was completed, including a network of 28km in the site and surrounding communities and the 179km stretch between the towns of Aru and Doko, a key staging point for
Kibali’s construction. The commute between these communities, which in the past could take several days during the rainy season, has been cut to three hours.
Work continued on completion of a feasibility study on the Mongbwalu project, which is due for submission to the boards of AngloGold Ashanti and Okimo, the DRC’s state-owned gold company and the 13.78% partner on the project, during the first quarter of 2011.
In Australia, the bankable feasibility study for the Tropicana project was completed, presented to the joint venture partners AngloGold Ashanti (70%) and Independence Group NL (30%), and approved by their boards in November, paving the way for the project’s development. Primary state and federal environmental approvals were received during the quarter. AngloGold Ashanti plans to announce appointment of the EPCM and open-pit mining contract during the first quarter of 2011. Detailed design of the plant and infrastructure construction will commence in 2011, with construction of the
220km site access road the first major contract. Exploration of the Havana Deeps and Boston Shaker areas continued with a feasibility study of open pit mining at Boston Shaker approved during the quarter. A decision on advancing Havana Deeps to pre-feasibility stage is also expected in the
March 2011 quarter.

EXPLORATION
Total exploration expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was $65m ($23m on brownfield, $26m on greenfield and $16m on pre-feasibility studies), compared with $72m the previous quarter ($28m on brownfield, $19m on greenfield and
$25m on pre-feasibility studies). The following are highlights from the company’s exploration activities during the quarter. More detail on AngloGold Ashanti’s exploration programme can be found at
www.anglogoldashanti.com
.
During the quarter 58,823m of greenfield exploration drilling was completed at existing priority sites and used to delineate new targets in Australia, Canada, Guinea, Gabon, Colombia and the Solomon
Islands. This compares with 98,000m the previous quarter.
In Australia, exploration in the Tropicana joint venture (JV) during the quarter focused on reverse circulation and diamond drill testing of targets adjacent to the project resource. The Boston Shaker resource lies 360m north of the Tropicana open pit resource and has been tested to a maximum vertical depth of 230m. A full feasibility study on Boston Shaker started in September 2010, with exploration drilling suggesting potential for expansion of the open pit resource determined in the scoping study. Significant results included: 8.0m @ 8.08 g/t Au from 242m, 6m @ 6.54 g/t Au from
82m, 13m @ 3.66 g/t Au from 33m, 11m @ 3.34 g/t Au from 48m and 16m @ 4.88 g/t Au from 397m.
An underground scoping study on Havana Deeps was completed in October 2010 and indicates potential viability of underground mining outside the Havana open pit resource. Drill holes targeting
Havana Deeps returned further significant results, including: 9m @ 11.7 g/t Au from 462m, 11m @
11.2 g/t Au from 416m and 10m @ 14.5 g/t Au from 374m.
At the Saxby JV with Falcon Minerals in northwest Queensland, geochemical results were returned for all samples from the 4,000m programme of five pre-collared diamond drill holes completed in mid-
2010. A high-grade gold intersection of 15m @ 9.09 g/t Au from 701m was returned and further check assays are pending.
In the Solomon Islands, exploration activities continued at the Kele and Mase JVs with XDM
Resources. At Kele, about 1,515m of diamond drilling was completed in the quarter, along with mechanical trenching and geochemical sampling focussed on the Babatia and Vulu prospects. Best results from the drilling at Kele included 15.5m @ 7.89 g/t Au and 30.2m @ 2.74 g/t Au from argillic alteration zones. Best results from trenching include 25m @ 3.1g/t Au and 9m @ 2.99 g/t Au. At
Mase, about 985m of diamond drilling was completed.
In the Americas, drilling was undertaken at four regions in Colombia. Exploration continued at the La
Colosa project in Colombia, where three rigs are now in operation, while 3,477m was drilled at the
Gramalote deposit. Additional sampling and mapping was conducted at the Quebradona property, while an extensive ground IP survey was completed at Loma Esperanza anomaly. Encouraging results from infill soil sampling were received from the Falcão JV with Horizonte Minerals in Brazil’s southern Para state. In Argentina, a scout RC drill programme at the La Volcan prospect for a total of
1,794m in 12 holes. Assay results included some narrow mineralised quartz zones with up to 3 g/t Au and 40 g/t Au. Deeper diamond drilling is warranted to test anticipated higher Au grade horizons of the mineralised system.
In Continental Africa, regional exploration in the DRC continued on the 5,487km² Kilo project, owned by Ashanti Goldfields Kilo (AGK), in which AngloGold Ashanti has a 86.22% stake and Okimo
13.78%. Regional exploration initiatives, including a 5,000m diamond drilling programme over key targets, commenced to test mineralisation in and around intrusive bodies at the Mount Tsi prospect.
The first phase of a regional reconnaissance sampling and mapping programme was completed and several regional scale anomalies identified. Trenching, detailed mapping and sampling of these anomalies is ongoing in the northern and central areas, with encouraging results. At the Kibali joint venture, 5,705m of mineral-resource conversion drilling targeted planned underground infrastructure.
One hole aimed to upgrade KCD down-plunge mineral resource from inferred to the indicated
category, proved successful. Regional exploration work on Blocks 2, 3 and 4 around the Siguiri mine in Guinea is ongoing.
At the Saraya South extension and Foulata East targets in Block 2, a further 1,658m was drilled with a best intercept of 32m @ 5.27 g/t Au, from 4m in the oxides. In Block 3, soil geochemistry confirms consistent anomalism along the sediment-amphibolite contact extending a further 1.6km southward, resulting in an anomaly with a strike length of about 6.8km, still open towards the south; a programme to test these anomalies in underway. At Obuasi in Ghana, the brownfield team completed 1,074m of drilling, with four new reef intersections obtained.
In the Middle East & North Africa, where AngloGold Ashanti has a joint venture with Thani
Investments, exploration work included Phase II sampling and mapping at the Wadi Kareem and
Hodine concessions in Egypt. At Hodine, diamond drilling commenced at the Hutite prospect, to follow-up on the encouraging results from traverse rock chip sampling of 33m @ 4.37 g/t Au, including
7.5m @ 8.85 g/t Au. In Eritrea, a 10,000 line km airborne electromagnetic, magnetic and radiometric survey commenced at the Kerkasha and Akordat North exploration licences and will be completed in the first quarter of 2011. Thani Ashanti entered into a binding Heads of Terms with Stratex
International to explore for epithermal gold deposits in the Afar region of Ethiopia and in Djibouti.
ANNUAL REVIEW
Adjusted headline earnings, normalised to exclude the $2.5bn post taxation cost of restructuring the hedge book during the year, was $787m. The company reported an adjusted headline loss of
$1,758m, when taking the restructuring cost into account. A
final dividend of 80 South African cents
per share (approximately 11 US cents per share), declared, resulting in a total dividend of 145 South
African cents per share (approximately 20 US cents per share) for the 2010 year.
This represents an
11.5% increase from the total dividend paid in 2009.
Production in 2010 declined 2% to 4.52Moz, within the range forecast by the company at the beginning of 2010, while total cash costs rose 24% to $638/oz, in line with exchange-rate adjusted guidance. Significant improvements were made at the South African operations, which experienced fewer safety-related stoppages; at Geita, where improvements related to Project ONE continued to show results; and at Cripple Creek & Victor, where the revised pad-stacking strategy yielded the desired outcome. The sale of Tau Lekoa, seismic impact at Savuka, the ten week shut down at
Iduapriem and ongoing operational challenges at Obuasi contributed to the lower production. A multi-
disciplinary taskforce has been established to design and execute the turnaround strategy for Obuasi.
Uranium production reached 1.46Mlbs in 2010, compared with 1.44Mlbs the previous year, as grades and recoveries improved.
AngloGold Ashanti also saw the acceleration of ‘mining inflation’ impact prices of skilled and unskilled labour, contractors, heavy equipment and consumables in several of its operating regions as rising metal prices spurred activity in the global resources sector. The impact on dollar-denominated costs was magnified by significant strengthening of the Brazilian real, the South African rand and the
Australian dollar.
Project ONE, AngloGold Ashanti’s new operating model central to the achievement of long-term productivity, safety, environmental and financial targets, was implemented at 15 operations. To date, the business improvement initiatives introduced since the articulation of AngloGold Ashanti’s new strategy in April 2008, has improved operational cashflow by around $500m.

Tragically, there were 15 fatalities across the company’s 21 mines during the year, with 10 occurring at the South African operations. Eliminating injuries from the workplace remains AngloGold Ashanti’s most important objective and the particular focus is being placed on the Safety Transformation component of Project ONE to achieve this goal.
The overall quality and tenor of the balance sheet was greatly improved during the year with the award of investment grade ratings by Standard & Poor’s and Moody’s Investor Services, which paved the way for the successful issue in April of a $700m, 10-year bond and a $300m, 30-year bond. A dual tranche capital raising for net proceeds of $1.53bn – comprising roughly equal parts of equity and a three-year mandatory convertible note – were concluded in September. This created the platform for the elimination of the final 3.2Moz hedge on 7 October. This fulfilled a long-standing strategic objective of the company, to reduce financial risk and improve cashflow generation ability by increasing overall exposure to the gold price. The balance sheet ended stronger with a net debt level
(excluding the mandatory convertible bond) of $1.3bn at year end.
The company estimated in September that it would grow production from its current operating and exploration portfolio to between 5.4Moz and 5.6Moz over five years and estimated expansion capital of $2.4bn to be invested over the next three years. The board approved the Sao Bento and
Tropicana projects during the course of the year and feasibility studies progressed on the Kibali and
Mongbwalu projects. In Colombia, drilling resumed on the La Colosa deposit after a two-year hiatus and started on the Gramalote joint venture. Both assets are undergoing feasibility studies. Greenfield exploration accelerated dramatically from 2009, with encouraging results from Colombia, Australia, the Solomon Islands, Egypt, Gabon and Canada’s Baffin Island region.
Reserves (which were calculated at a gold price of US$850/oz) improved by 0.6Moz to end the year at 71.2Moz*, after accounting for depletion. Resources were largely unchanged after depletion, at
220Moz*. *Restated for the sale of Tau Lekoa.
OUTLOOK
AngloGold Ashanti’s production and total cash cost guidance for the full year 2011 is expected to be
4.55Moz – 4.75Moz at a total cash cost of $660/oz to $685/oz. This assumes an average exchange rate of R7.11/$, BRL1.70/$, A$/$0.98 and Argentinean peso 4.12/$ and an oil price of $95/barrel.
First quarter production and total cash cost guidance is expected to be 1.04Moz at a total cash cost of between $675/oz and $700/oz. This assumes an average exchange rate of R7.00/$, BRL1.70/$,
A$/$1.00 and Argentinean peso 4.03/$ and an oil price of $95/barrel.

Review of the Gold Market
Gold price movement and investment markets
Gold price data
During the fourth quarter, gold hit new highs in both US dollar and Euro terms, reaching $1,431/oz and
€1,075/oz. The gold price averaged $1,370/oz over the period, 12% more than the preceding quarter.
Although the announcement of the much anticipated second round of quantitative easing by the Federal
Reserve helped propel bullion back above $1,400/oz level in early November, it was the return of Sovereign risk in the Euro zone that saw gold largely maintain that level over the balance of the quarter after Ireland became the second EU member to accept a bailout from the European Financial Stability Fund.
Investment demand
Despite heightened Sovereign Risk in the fourth quarter, exchange traded funds (ETF) did not reflect the same levels of growth exhibited in the second quarter when this uncertainty first presented itself. ETF holdings remained relatively stagnant during the quarter at 2,100 tonnes or 68Moz. On the COMEX, the largest position for the quarter was reported at 32.6Mozs long, some 1.1Mozs less than the largest ever long position reported. In China, retail bar investment increased by approximately 45% and local gold supply was once again insufficient to meet demand. As a result of this deficit, gold sold at a premium of RMB 5/gram over the international gold price. The fourth quarter saw the Middle East investment markets receiving a welcome boost with bar and coin sales rising in the United Arab Emirates, Turkey and the Kingdom of Saudi
Arabia.
Official sector
The second year of the current Central Bank Accord, which commenced at the end of September 2009, has seen sales totalling 54 tonnes in the period up to December 2010. This is comprised almost entirely of sales from the IMF, which has subsequently concluded its sale of 403 tonnes, with a little more than half sold to
Official Sector participants.
Jewellery sales
The fourth quarter saw the Indian gold market, still the world’s largest, growing by more than 20%. It appears
2009’s poor showing has been shrugged off. The Rupee price for a gram of gold exceeded INR2,100 for the first time ever during the quarter and encouragingly, this new peak did not prompt a rise in gold recycling.
Dollar weakness and Rupee strength were once again the hallmark of the quarter, which did not deter Indian buyers. Similarly, in China, the jewellery market grew by over 8%. Consumers still favour pure gold jewellery as an investment to safeguard from economic uncertainty and rising inflation. The 18 carat jewellery market did not fare as well due largely to its inferior investment status and showed a small decline from the previous quarter. In the United Arab Emirates, a strong quarter for tourism contributed to good sales of 22 carat jewellery, while Turkish exports rose marginally over the fourth quarter, with shipments primarily to the U.S.
and Russia. The Kingdom of Saudi Arabia experienced a weaker fourth quarter with demand down by some
10% on the previous quarter.

Mineral Resource and Ore Reserve
Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (JORC
Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting
of Exploration Results, Mineral Resource and Mineral Reserve (The SAMREC Code, 2007 edition). Mineral
Resource is inclusive of the Ore Reserve component unless otherwise stated.
Mineral Resource
When the 2009 Mineral Resource is restated to exclude the sale of Tau Lekoa (6.2Moz), the Mineral
Resource is reduced from 226.7Moz to 220.5Moz. The total Mineral Resource remained steady, dropping slightly from 220.5Moz in 2009 to 220.0Moz in December 2010. A year-on-year increase of 5.8Moz occurred before the subtraction of depletion and a decrease of 0.5Moz after the subtraction of depletion. It should be noted that changes in economic assumptions from 2009 to 2010 resulted in the Mineral Resource increasing by 3.5Moz whilst exploration and modelling resulted in an increase of 0.7Moz. The remaining increase of
1.6Moz resulted from various other factors. Depletions from the Mineral Resource for 2009 totalled 6.3Moz.
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2009
226.7
Sale of Tau Lekoa
(6.2)
Restated 2009 Mineral Resource
220.5
Reductions
Great Noligwa
Due to economics and depletion (2.4)
TauTona Transfers to Mponeng so as to improve change of mining (1.3)
Siguiri Revision to modelling procedures and increased costs (1.0)
Other Total of non-significant changes (3.6)
Additions
Vaal River Surface
An economic study demonstrated that these tailings can be
economically reworked to recover uranium
3.0
West Wits Surface 1.3
Other Total of non-significant changes 3.5
Mineral Resource as at 31 December 2010
220.0
Rounding of numbers may result in computational discrepancies.
Mineral resource has been calculated at a gold price of US$1,100/oz (2009: US$1,025/oz).

ORE RESERVE
When the 2009 Ore Reserve is restated to exclude Tau Lekoa (0.8Moz), the 2009 Ore Reserve is reduced from 71.4Moz to 70.6Moz. Using the restated figure, the AngloGold Ashanti Ore Reserve increased from
70.6Moz in 2009 to 71.2Moz in December 2010. A year-on-year increase of 6.2Moz occurred before the subtraction of 5.6Moz for depletion, resulting in an increase of 0.6Moz after the subtraction of depletion. It should be noted that changes in the economic assumptions from 2009 to 2010 resulted in the Ore Reserve increasing by 2.4Moz while exploration and modelling resulted in a further increase of 3.8Moz.
ORE RESERVE
Moz
Ore Reserve as at 31 December 2009
71.4
Sale of Tau Lekoa
(0.8)
Restated 2009 Ore Reserve
70.6
Reductions
Geita
Depletions and model changes (0.9)
Obuasi Depletions and refinements to Ore Reserve estimation (0.7)
Siguiri Remodelling in accordance with reconciliation and depletion (0.7)
TauTona Depletion and transfers to Mponeng, minor model changes (0.7)
Other Total non-significant changes (1.2)
Additions
Cripple Creek & Victor
MLE2 project study incorporated 1.4
Mponeng Transfers from TauTona countered some model losses 1.2
Sadiola Additions from the Deep Suphide project 0.8
Other Total non-significant changes 1.3
Ore Reserve as at 31 December 2010
71.2
Rounding of numbers may result in computational discrepancies.
(1)   Some of the Ore Reserves previously reflected against TauTona have now been transferred to Mponeng to facilitate the mining plan.
Ore reserve has been calculated using a gold price of US$850/oz (2009: US$800/oz).
BY-PRODUCTS
Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 21,591t of uranium oxide from the South African operations, 443,761t of sulphur from Brazil and 34.6Moz of silver from Argentina. Details of by-product Mineral Resource and Ore Reserve are given in the Mineral Resource and Ore Reserve Report 2010
(1)
.

EXTERNAL AUDIT OF MINERAL RESOURCE
During the course of the year and as part of the rolling audit programme, AngloGold Ashanti’s 2010 Mineral
Resource at the following operations were submitted for external audit by the Australian-based company
Quantitative Group (QG):
• Vaal Reef at Great Noligwa, Kopanang and Moab Khotsong mines
• Cerro Vanguardia
• Serra Grande
• Cripple Creek and Victor
• Mongbwalu
AngloGold Ashanti’s 2010 Ore Reserve at the following operations were submitted for external audit by a number of international consulting companies, namely:
• Geita AMC
• Obuasi AMC
• Siguiri
AMC
• Sunrise Dam: underground Optiro
• Cripple Creek and Victor Pincock Allen and Holt
•
Cerro Vanguardia                                         Xstract
•
Serra Grande                                              Xstract
• Brasil Mineração – Cuiabá Xstract
The company has been informed that the audits identified no material shortcomings in the process by which
AngloGold Ashanti's Mineral Resource and Ore Reserve were evaluated. It is the company's intention to continue this process so that each of its operations will be audited, on average, every three years.
COMPETENT PERSONS
The information in this report relating to exploration results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons. These individuals are identified in the expanded Mineral
Resource and Ore Reserve Report 2010
(1)
. The Competent Persons consent to the inclusion of Exploration
Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resource or Ore Reserve. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and
Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve
Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA,
MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold
Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
(1)
A detailed breakdown of Mineral Resource and Ore Reserve is provided in the Mineral Resource and Ore
Reserve Report 2010, which will be available on or about 31 March 2011 on the AngloGold Ashanti website (www.anglogoldashanti.com), from where it may be downloaded as a PDF file using Adobe
Acrobat Reader. The report will also be available in printed format on request from the AngloGold Ashanti offices at the addresses given at the back of the Annual Financial Statements.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
as at 31 December 2010
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 26.51 15.30
405.52                 13.04
Indicated 753.04 2.76 2,075.87 66.74
Inferred 40.82 13.81 563.55 18.12
Total
820.38
3.71
3,044.94
97.90
Democratic Republic of the Congo
Measured 0.00 -
0.00                  0.00
Indicated 59.67 3.64 217.41 6.99
Inferred 30.54 3.27 99.94 3.21
Total
90.21
3.52
317.35
10.20
Ghana
Measured 77.12 4.83
372.49                11.98
Indicated 83.38 3.82 318.84 10.25
Inferred 105.26 3.71 390.99 12.57
Total
265.76
4.07
1,082.33
34.80
Guinea
Measured 43.18 0.65
28.28                  0.91
Indicated 101.78 0.77 78.19 2.51
Inferred 77.77 0.85 66.11 2.13
Total
222.73
0.77
172.58
5.55
Mali
Measured 15.52 1.36
21.17                  0.68
Indicated 54.86 1.79 98.07 3.15
Inferred 19.87 1.66 32.98 1.06
Total
90.24
1.69
152.22
4.89
Namibia
Measured 23.30 0.86
20.09                  0.65
Indicated 72.57 1.28 92.78 2.98
Inferred 23.33 1.13 26.41 0.85
Total
119.20
1.17
139.28
4.48
Tanzania
Measured 0.00 —
0.00                  0.00
Indicated 80.32 3.37 270.88 8.71
Inferred 21.95 3.62 79.57 2.56
Total
102.27
3.43
350.46
11.27
Australia
Measured 34.88 1.74
60.55                  1.95
Indicated 35.49 2.85 101.12 3.25
Inferred 19.84 2.90 57.63 1.85
Total
90.21
2.43
219.30
7.05
Argentina
Measured 11.12 1.50
16.63                  0.53
Indicated 20.86 3.82 79.69 2.56
Inferred 10.20 3.19 32.55 1.05
Total
42.18
3.06
128.87
4.14
Brazil
Measured 11.18 6.39
71.43                  2.30
Indicated 15.60 6.10 95.14 3.06
Inferred 30.80 6.81 209.73 6.74
Total
57.57
6.54
376.31
12.10
Colombia
Measured 0.00 —
0.00                  0.00
Indicated 15.78 0.93 14.75 0.47
Inferred 414.06 0.98 406.06 13.06
Total
429.85
0.98
420.81
13.53
United States of America
Measured 283.04 0.78
221.76                  7.13
Indicated 216.53 0.73 157.18 5.05
Inferred 79.61 0.75 59.66 1.92
Total
579.18
0.76
438.60
14.10
Total
Measured 525.84 2.32
1,217.92                 39.16
Indicated 1,509.88 2.38 3,599.94 115.74
Inferred 874.07 2.32 2,025.18 65.11
Total
2,909.79
2.35
6,843.04
220.01
Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
as at 31 December 2010
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 15.29 17.73
271.14                  8.72
Indicated 563.41 1.65 927.58 29.82
Inferred 19.64 18.69 367.04 11.80
Total
598.34
2.62
1,565.75
50.34
Democratic Republic of the Congo
Measured 0.00 —
0.00                  0.00
Indicated 26.23 2.93 76.72 2.47
Inferred 30.54 3.27 99.94 3.21
Total
56.77
3.11
176.66
5.68
Ghana
Measured 29.69 6.96
206.52                  6.64
Indicated 34.46 2.45 84.26 2.71
Inferred 105.26 3.71 391.01 12.57
Total
169.41
4.02
681.79
21.92
Guinea
Measured 4.46 0.80
3.59                  0.12
Indicated 34.07 0.77 26.22 0.84
Inferred 77.77 0.85 66.11 2.13
Total
116.30
0.82
95.91
3.08
Mali
Measured 4.69 0.75
3.50                   0.11
Indicated 18.27 1.69 30.79 0.99
Inferred 19.09 1.70 32.37 1.04
Total
42.05
1.59
66.66
2.14
Namibia
Measured 9.03 0.58
5.24                   0.17
Indicated 42.83 1.11 47.50 1.53
Inferred 23.33 1.13 26.41 0.85
Total
75.20
1.05
79.15
2.54
Tanzania
Measured 0.00 —
0.00                  0.00
Indicated 41.62 2.93 121.83 3.92
Inferred 21.95 3.62 79.57 2.56
Total
63.57
3.17
201.40
6.48
Australia
Measured 10.83 0.93
10.10                   0.32
Indicated 12.10 2.92 35.29 1.13
Inferred 19.84 2.90 57.63 1.85
Total
42.77
2.41
103.02
3.31
Argentina
Measured 1.36 3.61
4.91                  0.16
Indicated 16.70 2.20 36.72 1.18
Inferred 9.95 2.97 29.56 0.95
Total
28.01
2.54
71.18
2.29
Brazil
Measured 6.37 6.15
39.19                  1.26
Indicated 8.35 6.10 50.93 1.64
Inferred 28.08 6.78 190.31 6.12
Total
42.81
6.55
280.44
9.02
Colombia
Measured 0.00 —
0.00                  0.00
Indicated 15.78 0.93 14.75 0.47
Inferred 414.06 0.98 406.06 13.06
Total
429.85
0.98
420.81
13.53
United States of America
Measured 135.85 0.75
102.38                  3.29
Indicated 137.77 0.71 98.42 3.16
Inferred 69.52 0.77 53.85 1.73
Total
343.14
0.74
254.66
8.19
Total
Measured 217.57 2.97
646.57                20.79
Indicated 951.59 1.63 1,551.01 49.87
Inferred 839.05 2.15 1,799.86 57.87
Total
2,008.21
1.99
3,997.44
128.52
Rounding of figures may result in computational discrepancies.

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)
as at 31 December 2010
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Proved 12.03 8.24
99.07                  3.19
Probable 191.99 4.41 845.74 27.19
Total
204.02
4.63
944.81
30.38
Democratic Republic of the Congo
Proved — — — —
Probable 33.44 4.21 140.69 4.52
Total
33.44
4.21
140.69
4.52
Ghana
Proved 44.01 3.13
137.85                   4.43
Probable 49.30 4.41 217.28 6.99
Total
93.31
3.81
355.13
11.42
Guinea
Proved 39.05 0.62
24.38                   0.78
Probable 67.44 0.74 49.71 1.60
Total
160.49
0.70
74.08
2.38
Mali
Proved 4.96 2.23
11.03                  0.35
Probable 39.18 1.78 69.82 2.24
Total
44.14
1.83
80.86
2.60
Namibia
Proved 14.27 1.02
14.49                  0.47
Probable 29.74 1.45 42.99 1.38
Total
44.01
1.31
57.48
1.85
Tanzania
Proved — — — —
Probable 40.92 3.20 131.06 4.21
Total
40.92
3.20
131.06
4.21
Australia
Proved 24.05 2.10
50.45                   1.62
Probable 23.39 2.81 65.83 2.12
Total
47.44
2.45
116.28
3.74
Argentina
Proved 9.54 1.22
11.63                   0.37
Probable 8.57 5.32 45.62 1.47
Total
18.10
3.16
57.25
1.84
Brazil
Proved 6.91 5.80
40.06                   1.29
Probable 7.40 5.26 38.88 1.25
Total
14.30
5.52
78.94
2.54
United States of America
Proved 147.19 0.81
119.37                   3.84
Probable 78.76 0.75 58.76 1.89
Total
225.95
0.79
178.13
5.73
Total
Proved 302.00 1.68
508.32                16.34
Probable 570.12 2.99 1,706.39 54.86
Total
872.12
2.54
2,214.71
71.20
Rounding of figures may result in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2010
2010
2009
2010
2009
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Audited
Revenue
2
11,095
10,668 9,514 40,135 31,961
Gold income
10,614
10,372 9,234 38,833 30,745
Cost of sales 3
(7,016)
(6,659) (6,219) (25,833) (23,220)
Loss on non-hedge derivatives and other
commodity contracts
4
(529)
(1,041) (2,706) (5,136) (11,934)
Gross profit (loss)
3,069
2,672 309 7,864 (4,409)
Corporate administration and other expenses
(488)
(350) (359) (1,491) (1,275)
Market development costs
(30)
(26) (10) (98) (87)
Exploration costs
(338)
(440) (442) (1,446) (1,217)
Other operating (expenses) income 5
(27)
(50) 58 (149) (80)
Special items 6
(208)
(424) 4,761 (894) 5,209
Operating profit (loss)
1,978
1,382 4,317 3,786 (1,859)
Interest received
119
58 133 311 444
Exchange gain (loss)
93
(113) 527 18 852
Fair value adjustment on option component of
convertible bonds
(280)
(166) (66) 39 (249)
Finance costs and unwinding of obligations
7
(357)
(285) (268) (1,203) (1,146)
Fair value loss on mandatory convertible bonds
(222)
(160) - (382) -
Share of equity accounted investments' profit
63
151 227 467 785
Profit (loss) before taxation
1,394
867 4,870 3,036 (1,173)
Taxation
8
(878)
(318) (1,522) (2,018) (1,172)
Profit (loss) for the period
516
549 3,348 1,018 (2,345)
Allocated as follows:
Equity shareholders
404
443 3,179 637 (2,762)
Non-controlling interests
112
106 169 381 417
516
549 3,348 1,018 (2,345)
Basic profit (loss) per ordinary share (cents)
1
105
120 867 171 (765)
Diluted profit (loss) per ordinary share (cents)
2
105
120 865 171 (765)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2010
2010
2009
2010
2009
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Audited
Revenue
2
1,613
1,461 1,273 5,514 3,916
Gold income
1,543
1,420 1,236 5,334 3,768
Cost of sales 3
(1,021)
(911) (833) (3,550) (2,813)
Loss on non-hedge derivatives and other
commodity contracts
4
(77)
(152) (363) (702) (1,533)
Gross profit (loss)
445
357 40 1,082 (578)
Corporate administration and other expenses
(71)
(48) (48) (206) (154)
Market development costs
(5)
(4) (1) (14) (10)
Exploration costs
(49)
(60) (59) (198) (150)
Other operating (expenses) income 5
(4)
(7) 8 (20) (8)
Special items 6
(31)
(60) 636 (126) 691
Operating profit (loss)
285
178 576 518 (209)
Interest received
17
8 18 43 54
Exchange gain (loss)
14
(16) 71 3 112
Fair value adjustment on option component of
convertible bonds
(41)
(24) (9) (1) (33)
Finance costs and unwinding of obligations
7
(52)
(39) (36) (166) (139)
Fair value loss on mandatory convertible bonds
(33)
(22) - (55) -
Share of equity accounted investments' profit
9
21 30 63 94
Profit (loss) before taxation
199
106 650 405 (121)
Taxation
8
(127)
(41) (204) (276) (147)
Profit (loss) for the period
72
65 446 129 (268)
Allocated as follows:
Equity shareholders
56
51 424 76 (320)
Non-controlling interests
16
14 22 53 52
72
65 446 129 (268)
Basic profit (loss) per ordinary share (cents)
1
15
14 116 20 (89)
Diluted profit (loss) per ordinary share (cents)
2
14
14 115 20 (89)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2010
2010
2009
2010
2009
SA Rand million
Unaudited Unaudited Unaudited Unaudited Audited
Profit (loss) for the period
516
549 3,348 1,018 (2,345)
Exchange differences on translation of foreign
operations
(759)
(1,100) (618) (1,766) (2,645)
Share of equity accounted investments' other
comprehensive expense (income)
1
2 - (1) -
Net loss on cash flow hedges
-
- (140) - (132)
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- 181 279 1,155
Hedge ineffectiveness on
cash flow hedges
-
- 15 - 40
Realised gain (loss) on hedges of capital items
1
- 2 3 (12)
Deferred taxation thereon
-
(1) (13) (99) (263)
1
(1) 45 183 788
Net gain on available-for-sale financial assets
298
43 346 440 482
Release on disposal of available-for-sale
financial assets
(194)
- - (235) -
Deferred taxation thereon
-
- (5) 13 (13)
104
43 341 218 469
Actuarial (loss) gain recognised
(175)
- 88 (175) 88
Deferred taxation thereon
47
- (28) 47 (28)
Deferred taxation thereon
47
- (28) 47 (28)
(128)
- 60 (128) 60
Other comprehensive expense
for the period net of tax
(781)
(1,056) (172) (1,494) (1,328)
Total comprehensive (expense) income
for the period net of tax
(265)
(507) 3,176 (476) (3,673)
Allocated as follows:
Equity shareholders
(377)
(613) 3,007 (857) (4,099)
Non-controlling interests
112
106 169 381 426
(265)
(507) 3,176 (476) (3,673)
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2010
2010
2009
2010
2009
US Dollar million
Unaudited Unaudited Unaudited Unaudited Audited
Profit (loss) for the period
72
65 446 129 (268)
Exchange differences on translation of foreign
operations
123
151 (45) 213 318
Share of equity accounted investments' other
comprehensive expenses
-
1 - - -
Net loss on cash flow hedges
-
- (17) - (16)
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- 26 38 138
Hedge ineffectiveness on
cash flow hedges
-
- 2 - 5
Realised gain (loss) on hedges of capital items
-
- 1 - (1)
Deferred taxation thereon
-
- (3) (13) (35)
-
- 9 25 91
Net gain on available-for-sale financial assets
41
5 41 60 57
Release on disposal of available-for-sale
financial assets
(26)
- - (32) -
Deferred taxation thereon
-
- (1) 2 (2)
15
5 40 30 55
Actuarial (loss) gain recognised
(24)
- 10 (24) 10
Deferred taxation thereon
6
- (3) 6 (3)
Deferred taxation thereon
6
- (3) 6 (3)
(18)
- 7 (18) 7
Other comprehensive income
for the period net of tax
120
157 11 250 471
Total comprehensive income
for the period net of tax
192
222 457 379 203
Allocated as follows:
Equity shareholders
176
208 435 326 150
Non-controlling interests
16
14 22 53 53
192
222 457 379 203
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
December
September
December
2010
2010
2009
SA Rand million
Note
Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
40,600
41,489 43,263
Intangible assets
1,277
1,296 1,316
Investments in associates and equity accounted joint ventures
4,087
4,329 4,758
Other investments
1,555
1,627 1,302
Inventories
2,268
2,268 2,508
Trade and other receivables
1,000
994 788
Derivatives
6
8 40
Deferred taxation
131
88 451
Cash restricted for use
214
214 394
Other non-current assets
59
92 63
51,197
52,405 54,883
Current assets
Inventories
5,848
5,860 5,102
Trade and other receivables
1,625
1,588 1,419
Derivatives
-
453 2,450
Current portion of other non-current assets
4
2 3
Cash restricted for use
69
84 87
Cash and cash equivalents
3,776
9,313 8,176
11,322
17,300 17,237
Non-current assets held for sale
110
114 650
11,432
17,414 17,887
TOTAL ASSETS
62,629
69,819 72,770
,
, ,
EQUITY AND LIABILITIES
Share capital and premium 11
45,678
45,598 39,834
Retained earnings and other reserves
(19,470)
(19,159) (18,276)
Non-controlling interests
815
916 966
Total equity
27,023
27,355 22,524
Non-current liabilities
Borrowings
16,877
17,363 4,862
Environmental rehabilitation and other provisions
3,873
3,332 3,351
Provision for pension and post-retirement benefits
1,258
1,187 1,179
Trade, other payables and deferred income
110
119 108
Derivatives
1,158
947 1,310
Deferred taxation
5,910
5,776 5,599
29,186
28,724 16,409
Current liabilities
Current portion of borrowings
886
1,864 9,493
Trade, other payables and deferred income
4,630
4,061 4,332
Derivatives
-
7,316 18,770
Taxation
882
499 1,186
6,398
13,740 33,781
Non-current liabilities held for sale
22
- 56
6,420
13,740 33,837
Total liabilities
35,606
42,464 50,246
TOTAL EQUITY AND LIABILITIES
62,629
69,819 72,770
Net asset value - cents per share
8,532
8,654 6,153
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
December
September
December
2010
2010
2009
US Dollar million
Note
Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
6,180
5,961 5,819
Intangible assets
194
186 177
Investments in associates and equity accounted joint ventures
622
622 640
Other investments
237
234 175
Inventories
345
326 337
Trade and other receivables
152
143 106
Derivatives
1
1 5
Deferred taxation
20
13 61
Cash restricted for use
33
31 53
Other non-current assets
9
13 8
7,793
7,530 7,381
Current assets
Inventories
890
842 686
Trade and other receivables
247
228 191
Derivatives
-
65 330
Current portion of other non-current assets
1
- -
Cash restricted for use
10
12 12
Cash and cash equivalents
575
1,338 1,100
1,723
2,485 2,319
Non-current assets held for sale
16
17 87
1,739
2,502 2,406
TOTAL ASSETS
9,532
10,032 9,787
,
, ,
EQUITY AND LIABILITIES
Share capital and premium 11
6,627
6,615 5,805
Retained earnings and other reserves
(2,638)
(2,817) (2,905)
Non-controlling interests
124
132 130
Total equity
4,113
3,930 3,030
Non-current liabilities
Borrowings
2,569
2,495 654
Environmental rehabilitation and other provisions
589
479 451
Provision for pension and post-retirement benefits
191
170 159
Trade, other payables and deferred income
17
17 14
Derivatives
176
136 176
Deferred taxation
900
830 753
4,442
4,127 2,207
Current liabilities
Current portion of borrowings
135
268 1,277
Trade, other payables and deferred income
705
584 582
Derivatives
-
1,051 2,525
Taxation
134
72 159
974
1,975 4,543
Non-current liabilities held for sale
3
- 7
977
1,975 4,550
Total liabilities
5,419
6,102 6,757
TOTAL EQUITY AND LIABILITIES
9,532
10,032 9,787
Net asset value - cents per share
1,299
1,243 828
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2010
2010
2009
2010
2009
SA Rand million
Unaudited Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
10,955
10,566 9,596 39,717 31,473
Payments to suppliers and employees
(5,944)
(7,105) (5,889) (26,682) (20,896)
Cash generated from operations
5,011
3,461 3,707 13,035 10,577
Dividends received from equity accounted investments
218
116 136 939 751
Taxation paid
(153)
(339) (233) (1,371) (1,232)
Cash utilised for hedge buy-back costs
(7,312)
(11,021) - (18,333) (6,315)
Net cash (outflow) inflow from operating activities
(2,236)
(7,783) 3,610 (5,730) 3,781
Cash flows from investing activities
Capital expenditure
(2,470)
(1,771) (2,243) (7,108) (8,656)
Proceeds from disposal of tangible assets
12
468 1,814 500 9,029
Other investments acquired
(152)
(432) (229) (832) (750)
Acquisition of associates and equity accounted joint ventures
(100)
(48) (2,638) (319) (2,646)
Proceeds on disposal of associate
-
- - 4 -
Loans advanced to associates and equity accounted joint ventures
-
- (17) (22) (17)
Loans repaid from associates and equity accounted joint ventures
-
- - - 3
Proceeds from disposal of investments
578
280 196 1,039 680
Decrease (increase) in cash restricted for use
8
142 19 182 (91)
Interest received
59
57 129 232 445
Loans advanced
(8)
4 - (41) (1)
Repayment of loans advanced
2
- 2 3 4
Net cash outflow from investing activities
(2,071)
(1,300) (2,967) (6,362) (2,000)
Cash flows from financing activities
Proceeds from issue of share capital
31
5,596 39 5,656 2,384
Share issue expenses
(31)
(113) (39) (144) (84)
Proceeds from borrowings
1,880
7,139 162 16,666 24,901
Repayment of borrowings
(2,400)
(21) (57) (12,326) (24,152)
Repayment of borrowings
(2,400)
(21) (57) (12,326) (24,152)
Finance costs paid
(398)
(46) (180) (821) (946)
Mandatory convertible bonds transaction costs
(30)
(155) - (184) -
Dividends paid
(139)
(264) (43) (846) (474)
Net cash (outflow) inflow from financing activities
(1,087)
12,136 (118) 8,001 1,629
Net (decrease) increase in cash and cash equivalents
(5,394)
3,053 525 (4,091) 3,410
Translation
(70)
(347) (677) (236) (672)
Cash and cash equivalents at beginning of period
9,313
6,607 8,328 8,176 5,438
Cash and cash equivalents at end of period
(1)
3,849
9,313 8,176 3,849 8,176
Cash generated from operations
Profit (loss) before taxation
1,394
867 4,870 3,036 (1,173)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
499
241 2,281 2,946 14,417
Amortisation of tangible assets
1,341
1,240 1,152 5,022 4,615
Finance costs and unwinding of obligations
357
285 268 1,203 1,146
Environmental, rehabilitation and other expenditure
470
53 (70) 535 (47)
Special items
279
542 (4,708) 1,076 (5,148)
Amortisation of intangible assets
7
4 4 18 18
Deferred stripping
156
237 205 921 (467)
Fair value adjustment on option component of convertible bonds
280
166 66 (39) 249
Fair value loss on mandatory convertible bonds
222
160 - 382 -
Interest received
(119)
(58) (133) (311) (444)
Share of equity accounted investments' profit
(63)
(151) (227) (467) (785)
Other non-cash movements
133
88 (675) 250 (853)
Movements in working capital
55
(213) 674 (1,537) (951)
5,011
3,461 3,707 13,035 10,577
Movements in working capital
(Increase) decrease in inventories
(101)
306 (183) (667) 634
Decrease (increase) in trade and other receivables
(200)
(80) 438 (781) 106
Increase (decrease) in trade and other payables
356
(439) 419 (89) (1,691)
55
(213) 674 (1,537) (951)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of R73m.

Group statement of cash flows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2010
2010
2009
2010
2009
US Dollar million
Unaudited Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
1,589
1,441 1,283 5,448 3,845
Payments to suppliers and employees
(925)
(995) (805) (3,734) (2,500)
Cash generated from operations
664
446 478 1,714 1,345
Dividends received from equity accounted investments
39
25 19 143 101
Taxation paid
(24)
(47) (32) (188) (147)
Cash utilised for hedge buy-back costs
(1,061)
(1,550) - (2,611) (797)
Net cash (outflow) inflow from operating activities
(382)
(1,126) 465 (942) 502
Cash flows from investing activities
Capital expenditure
(350)
(242) (281) (973) (1,019)
Proceeds from disposal of tangible assets
2
64 242 69 1,142
Other investments acquired
(23)
(58) (29) (114) (89)
Acquisition of associates and equity accounted joint ventures
(15)
(6) (353) (44) (354)
Proceeds on disposal of associate
-
- - 1 -
Loans advanced to associates and equity accounted joint ventures
-
- (2) (3) (2)
Loans repaid from associates and equity accounted joint ventures
-
- - - -
Proceeds from disposal of investments
80
38 25 142 81
Decrease (increase) in cash restricted for use
2
19 2 25 (10)
Interest received
8
8 17 32 55
Loans advanced
(1)
- - (6) -
Repayment of loans advanced
-
- - - 1
Net cash outflow from investing activities
(297)
(177) (379) (871) (195)
Cash flows from financing activities
Proceeds from issue of share capital
4
790 5 798 306
Share issue expenses
(4)
(16) (5) (20) (11)
Proceeds from borrowings
276
1,011 29 2,316 2,774
Repayment of borrowings
(324)
(3) (22) (1,642) (2,731)
Repayment of borrowings
(324)
(3) (22) (1,642) (2,731)
Finance costs paid
(58)
(8) (23) (115) (111)
Mandatory convertible bonds transaction costs
(4)
(22) - (26) -
Dividends paid
(20)
(37) (6) (117) (56)
Net cash (outflow) inflow from financing activities
(130)
1,715 (22) 1,194 171
Net (decrease) increase in cash and cash equivalents
(809)
412 64 (619) 478
Translation
57
60 (72) 105 47
Cash and cash equivalents at beginning of period
1,338
866 1,108 1,100 575
Cash and cash equivalents at end of period
(1)
586
1,338 1,100 586 1,100
Cash generated from operations
Profit (loss) before taxation
199
106 650 405 (121)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
72
43 306 408 1,787
Amortisation of tangible assets
195
170 154 690 555
Finance costs and unwinding of obligations
52
39 36 166 139
Environmental, rehabilitation and other expenditure
69
8 (9) 78 (6)
Special items
42
76 (629) 152 (683)
Amortisation of intangible assets
1
- - 2 2
Deferred stripping
23
32 27 125 (48)
Fair value adjustment on option component of convertible bonds
41
24 9 1 33
Fair value loss on mandatory convertible bonds
33
22 - 55 -
Interest received
(17)
(8) (18) (43) (54)
Share of equity accounted investments' profit
(9)
(21) (30) (63) (94)
Other non-cash movements
19
13 (90) 37 (115)
Movements in working capital
(56)
(58) 72 (299) (50)
664
446 478 1,714 1,345
Movements in working capital
Increase in inventories
(85)
(63) (35) (236) (155)
Decrease (increase) in trade and other receivables
(46)
(34) 55 (142) (45)
Increase in trade and other payables
75
39 52 79 150
(56)
(58) 72 (299) (50)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of $11m.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
Non-
capital &
capital
Retained
hedge
sale
(losses)   translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2008
37,336
799 (22,765) (1,008) (18) (347) 8,959 22,956 790 23,746
(Loss) profit for the year (2,762) (2,762) 417 (2,345)
Other comprehensive income (expense) 779 469 60 (2,645) (1,337) 9 (1,328)
Total comprehensive (expense) income
-                    -             (2,762)                779                 469                   60            (2,645)            (4,099)               426             (3,673)
Shares issued
2,582
2,582 2,582
Shares issue expenses
(84)
(84) (84)
Share-based payment for share awards
net of exercised
122 122 122
Dividends paid (392) (392) (392)
Dividends of subsidiaries - (83) (83)
Equity transaction of joint venture 306 306 306
Translation (33) 180 55 (37) 2 167 (167) -
Balance at 31 December 2009
39,834
1,194
(25,739)
(174)
414
(285)
6,314
21,558
966
22,524
Profit for the year
637
637
381
1,018
Other comprehensive (expense) income
(1)
183
218
(128)
(1,766)
(1,494)
(1,494)
Total comprehensive (expense) income
-                     (1)               637                 183                 218                (128)          (1,766)              (857)                 381              (476)
Shares issued
5,988
5,988
5,988
Shares issue expenses
(144)
(144)
(144)
Share-based payment for share awards
net of exercised
92
92
92
Dividends paid
(492)
(492)
(492)
Dividends of subsidiaries
-
(469)
(469)
Transfers to other reserves
25
(25)
-
-
Translation
(35)
157
1
(64)
4
63
(63)
-
Balance at 31 December 2010
45,678
1,275
(25,437)
(15)
568
(409)
4,548
26,208
815
27,023
Equity holders of the parent
,
,
(
,
)
(
)
(
)
,
,
,
US Dollar million
Balance at 31 December 2008 5,485 85 (2,361) (107) (2) (37) (635) 2,428 83 2,511
(Loss) profit for the year (320) (320) 52 (268)
Other Comprehensive income 90 55 7 318 470 1 471
Total comprehensive (expense) income
-                      -                 (320)                 90                    55                     7                 318                150                    53                 203
Shares issued
331
331 331
Shares issue expenses
(11)
(11) (11)
Share-based payment for share awards
net of exercised
15 15 15
Dividends paid (45) (45) (45)
Dividends of subsidiaries - (11) (11)
Equity transaction of joint venture 37 37 37
Translation 24 (18) (6) 3 (8) (5) 5 -
Balance at 31 December 2009
5,805
161
(2,744)
(23)
56
(38)
(317)
2,900
130
3,030
Profit for the year
76
76
53
129
Other comprehensive income (expense)
25
30
(18)
213
250
250
Total comprehensive income (expense)
-                     -                    76                    25                   30                  (18)              213                 326                    53                 379
Shares issued
842
842
842
Shares issue expenses
(20)
(20)
(20)
Share-based payment for share awards
net of exercised
13
13
13
Dividends paid
(67)
(67)
(67)
Dividends of subsidiaries
-
(64)
(64)
Transfers to other reserves
3
(3)
-
-
Translation
17
(15)
(1)
(6)
(5)
5
-
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Rounding of figures may result in computational discrepancies.

Segmental reporting
for the quarter and year ended 31 December 2010
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited    Unaudited
Unaudited
Audited    Unaudited     Unaudited    Unaudited    Unaudited
Audited
Gold income
South Africa
4,499
4,633 3,469 16,056 13,625
654
634 465 2,207 1,665
Continental Africa
3,654
3,490 3,920 13,604 11,723
532
478 525 1,868 1,435
Australasia
988
711 848 3,391 1,819
143
98 113 466 221
Americas
2,073
2,082 1,823 8,202 6,552
301
285 244 1,124 805
11,214
10,916 10,060 41,253 33,719
1,630
1,495 1,346 5,665 4,126
Equity accounted investments
included above
(600)
(544) (826) (2,420) (2,974)
(87)
(75) (111) (331) (358)
10,614
10,372 9,234 38,833 30,745
1,543
1,420 1,236 5,334 3,768
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited    Unaudited
Unaudited
Audited    Unaudited    Unaudited     Unaudited    Unaudited
Audited
Gross profit (loss)
South Africa
(345)
2,742 242 3,180 (1,778)
(50)
375 32 429 (255)
Continental Africa
4,412
(573) (74) 4,219 (976)
640
(86) (10) 604 (116)
US Dollar million
AngloGold Ashanti has implemented IFRS 8 “Operating Segments” with effect from 1 January 2009. AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). As a result of changes in management structure and reporting from 1 January
2010, the CODM has changed its reportable segments. Individual members of the Executive Management team are responsible for geographic regions of the business. Comparative information has been presented on a consistent basis. Navachab which was previously included in
Southern Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa. The Johannesburg corporate office was previously included in Southern Africa and now forms part of "Other".
Quarter ended
Year ended
SA Rand million
Quarter ended
Year ended
SA Rand million
US Dollar million
Quarter ended
Year ended
Quarter ended
Year ended
( ) ( ) ( ) ( ) ( ) ( )
Australasia
(513)
(992) 31 (1,452) (1,325)
(75)
(139) 4 (206) (168)
Americas
(317)
1,636 344 2,664 735
(46)
226 46 357 89
Other
13
28 86 171 244
2
4 11 23 28
3,250
2,841 629 8,782 (3,100)
471
380 83 1,207 (422)
Equity accounted investments
included above
(180)
(168) (320) (918) (1,309)
(26)
(23) (43) (125) (156)
3,069
2,672 309 7,864 (4,409)
445
357 40 1,082 (578)
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited    Unaudited
Unaudited
Audited    Unaudited     Unaudited    Unaudited    Unaudited
Audited
Adjusted gross profit excluding
hedge buy-back costs
South Africa
1,652
1,374 880 4,580 4,556
239
189 118 634 539
Continental Africa
971
795 920 3,314 2,856
141
109 123 455 351
Australasia
279
(38) 57 217 473
41
(5) 8 33 56
Americas
863
979 896 3,563 3,181
125
134 120 487 390
Other
13
28 88 171 243
2
4 11 23 28
3,778
3,137 2,841 11,845 11,309
548
431 380 1,632 1,364
Equity accounted investments
included above
(180)
(168) (320) (918) (1,308)
(26)
(23) (43) (125) (156)
3,598
2,969 2,521 10,927 10,001
522
408 337 1,507 1,209
Rounding of figures may result in computational discrepancies.
Quarter ended
Year ended
US Dollar million SA Rand million
Quarter ended
Year ended

Segmental reporting (continued)
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited    Unaudited
Unaudited
Audited     Unaudited    Unaudited    Unaudited    Unaudited
Audited
Gold production
(1)
South Africa
14,801
14,859 13,418 55,528 55,908
476
478 431 1,785 1,797
Continental Africa
11,623
11,600 12,993 46,390 49,292
374
373 418 1,492 1,585
Australasia
3,175
2,894 3,331 12,313 12,477
102
93 107 396 401
Americas
6,105
6,776 7,025 26,187 25,372
196
218 226 842 816
35,703
36,129 36,767 140,418 143,049
1,148
1,162 1,182 4,515 4,599
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited    Unaudited
Unaudited
Audited    Unaudited     Unaudited    Unaudited    Unaudited
Audited
Capital expenditure
South Africa
1,009
731 931 3,096 3,228
144
100 121 424 385
Continental Africa
685
439 510 1,708 1,654
97
60 66 234 198
Australasia
71
72 60 290 1,599
10
10 8 40 177
Americas
782
604 737 2,270 2,157
111
82 94 311 258
Corporate and other
25
9 36 49 88
3
1 4 6 9
2,572
1,855 2,275 7,413 8,726
365
253 293 1,015 1,027
Equity accounted investments
included above
(102)
(84) (33) (305) (70)
(15)
(11) (4) (42) (8)
2,470
1,771 2,242 7,108 8,656
350
242 289 973 1,019
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2010
2010
2009
2010
2010
2009
SA Rand million US Dollar million
kg
Year ended
Quarter ended
Year ended
Quarter ended
oz (000)
Quarter ended
Year ended
Year ended
Quarter ended
Unaudited
Unaudited
Audited     Unaudited    Unaudited
Audited
Total assets
South Africa
16,226
16,394 17,061
2,469
2,356 2,295
Continental Africa
26,060
26,896 29,401
3,966
3,864 3,954
Australasia
3,644
3,466 4,494
555
498 604
Americas
13,855
13,918 14,642
2,109
2,000 1,970
Corporate and other
3,384
9,667 7,739
515
1,389 1,041
63,169
70,341 73,337
9,614
10,107 9,864
Equity accounted investments
included above
(540)
(522) (567)
(82)
(75) (77)
62,629
69,819 72,770
9,532
10,032 9,787
(1)
Gold production includes equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million

Notes
for the quarter and year ended 31 December 2010
1.     Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2010, where applicable. Effective 1 January 2010, the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34 Interim reporting, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2010.
2. Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Dec        Sep          Dec
Dec
Dec
Dec
Sep         Dec          Dec         Dec
2010       2010         2009
2010
2009
2010
2010        2009         2010        2009
Unaudited    Unaudited       Unaudited       Unaudited
Audited     Unaudited      Unaudited      Unaudited       Unaudited
Audited
SA Rand million US Dollar million
Gold income
10,614
10,372 9,234 38,833 30,745
1,543
1,420 1,236 5,334 3,768
By-products (note 3)
321
224 147 935 772
47
31 20 129 94
Royalties received
42
15 - 56 -
6
2 - 8 -
Interest received
119
58 133 311 444
17
8 18 43 54
11,095
10,668 9,514 40,135 31,961
1,613
1,461 1,273 5,514 3,916
3. Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Dec       Sep           Dec
Dec
Dec
Dec
Sep        Dec           Dec         Dec
2010       2010         2009
2010
2009
2010
2010       2009          2010        2009
Unaudited     Unaudited       Unaudited      Unaudited
Audited      Unaudited     Unaudited      Unaudited       Unaudited
Audited
SA Rand million US Dollar million
Cash operating costs
(5,120)
(5,220) (4,942) (20,084) (18,844)
(745)
(715) (662) (2,756) (2,277)
Insurance reimbursement
-
37 - 123 -
-
5 - 16 -
By-products revenue (note 2)
321
224 147 935 772
47
31 20 129 94
(4,799)
(4,959) (4,795) (19,026) (18,072)
(698)
(679) (642) (2,611) (2,183)
Royalties
(313)
(282) (179) (1,030) (699)
(45)
(39) (24) (142) (84)
Other cash costs
(54)
(43) (43) (182) (134)
(8)
(6) (6) (25) (16)
Total cash costs
(5,166)
(5,284) (5,017) (20,238) (18,905)
(751)
(724) (671) (2,778) (2,283)
Retrenchment costs
(64)
(23) (39) (166) (110)
(9)
(3) (5) (23) (14)
Rehabilitation and other non-cash
costs
(529)
(106) 5 (756) (182)
(78)
(15) 1 (109) (22)
Production costs
(5,759)
(5,414) (5,050) (21,160) (19,197)
(838)
(741) (676) (2,910) (2,319)
Amortisation of tangible assets
(1,341)
(1,240) (1,152) (5,022) (4,615)
(195)
(170) (154) (690) (555)
Amortisation of intangible assets
(7)
(4) (4) (18) (18)
(1)
- - (2) (2)
Total production costs
(7,107)
(6,658) (6,206) (26,200) (23,830)
(1,034)
(912) (830) (3,602) (2,876)
Inventory change
92
(1) (13) 367 610
13
1 (2) 52 63
(7,016)
(6,659) (6,219) (25,833) (23,220)
(1,021)
(911) (833) (3,550) (2,813)
4. Loss on non-hedge derivatives and other commodity contracts
Quarter ended
Year ended
Quarter ended
Year ended
Dec        Sep         Dec
Dec
Dec
Dec
Sep         Dec          Dec         Dec
2010       2010         2009
2010
2009
2010
2010        2009         2010        2009
Unaudited     Unaudited        Unaudited      Unaudited
Audited      Unaudited       Unaudited     Unaudited      Unaudited
Audited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
-
(745) (494) (2,073) 2,476
-
(101) (66) (277) 254
Loss on hedge buy-back costs
(7,316)    (11,639)
- (18,954) (6,315)
(1,061)
(1,637) - (2,698) (797)
Gain (loss) on unrealised non-hedge
derivatives
6,787
11,343 (2,212) 15,891 (8,095)
985
1,586 (297) 2,273 (990)
(529)
(1,041) (2,706) (5,136) (11,934)
(77)
(152) (363) (702) (1,533)
Rounding of figures may result in computational discrepancies.

5. Other operating (expenses) income
Quarter ended
Year ended
Quarter ended
Year ended
Dec            Sep             Dec
Dec
Dec
Dec
Sep           Dec                 Dec            Dec
2010           2010            2009
2010
2009
2010
2010          2009                2010          2009
Unaudited      Unaudited      Unaudited       Unaudited
Audited      Unaudited       Unaudited     Unaudited       Unaudited
Audited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
45
(24) 29 (28) (44)
7
(3) 4 (3) (5)
Claims filed by former employees in
respect of loss of employment,
work-related accident injuries and
diseases, governmental fiscal
claims and care and maintenance of
old tailings operations
(72)
(26) 31 (121) (31)
(11)
(4) 4 (17) (3)
Miscellaneous
-
- (2) - (5)
-
- - - -
(27)
(50) 58 (149) (80)
(4)
(7) 8 (20) (8)
6.  Special items
Quarter ended
Year ended
Quarter ended
Year ended
Dec           Sep               Dec
Dec
Dec
Dec
Sep              Dec            Dec              Dec
2010           2010            2009
2010
2009
2010
2010             2009           2010            2009
Unaudited       Unaudited     Unaudited        Unaudited
Audited       Unaudited       Unaudited     Unaudited     Unaudited
Audited
SA Rand million US Dollar million
Indirect tax expenses and legal claims
(46)
- (240) (125) (219)
(6)
- (32) (17) (29)
Mandatory convertible bonds issue
discount, underwriting and
professional fees
5
(401) - (396) -
1
(56) - (56) -
Net (impairments) reversals of tangible
assets (note 9)
(399)
(92) 5,209 (634) 5,115
(59)
(13) 696 (91) 683
Recovery (loss) on consignment stock
-
39 14 39 (95)
-
5 2 5 (12)
Impairment of other receivables
(11)
(4) - (67) (66)
(2)
(1) - (9) (7)
Contractor termination costs at Geita
Gold Mining Limited
-
- - (8) -
-
- - (1) -
Insurance claim recovery
31
93 54 134 54
4
14 7 19 7
Royalties received
41
15 - 56 -
6
2 - 8 -
Net (loss) profit on disposal and
derecognition of land, mineral rights,
tangible assets and exploration
properties (note 9)
(81)
(74) (275) (191) 420
(11)
(10) (37) (25) 49
Impairment of investment (note 9)
(16)
- - (16) -
(2)
- - (2) -
Profit on disposal of investments
(note 9)
269
- - 314 -
37
- - 43 -
(208)
(424) 4,761 (894) 5,209
(31)
(60) 636 (126) 691
7. Finance costs and unwinding of obligations
Quarter ended
Year ended
Quarter ended
Year ended
Dec         Sep          Dec
Dec
Dec
Dec
Sep        Dec           Dec         Dec
2010        2010         2009
2010
2009
2010
2010        2009         2010         2009
Unaudited       Unaudited      Unaudited       Unaudited
Audited       Unaudited     Unaudited      Unaudited      Unaudited
Audited
SA Rand million US Dollar million
Finance costs
(259)
(189) (191) (834) (835)
(38)
(26) (26) (115) (101)
Unwinding of obligations, accretion of
convertible bonds and other
discounts
(98)
(96) (77) (369) (311)
(14)
(13) (10) (51) (38)
(357)
(285) (268) (1,203) (1,146)
(52)
(39) (36) (166) (139)
8. Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Dec            Sep             Dec
Dec
Dec
Dec
Sep            Dec               Dec              Dec
2010           2010            2009
2010
2009
2010
2010           2009              2010           2009
Unaudited      Unaudited      Unaudited        Unaudited
Audited       Unaudited      Unaudited      Unaudited       Unaudited
Audited
SA Rand million US Dollar million
South African taxation
Mining tax
-
84 (60) - (153)
-
13 (8) - (19)
Non-mining tax
(53)
71 (10) (112) (89)
(8)
10 (1) (13) (10)
Over (under) provision prior year
34
618 7 628 (33)
5
87 1 89 (4)
Deferred taxation
Temporary differences
80
1,311 (180) 1,377 (535)
12
184 (24) 195 (61)
Unrealised non-hedge derivatives and
other commodity contracts
(461)
(2,152) 204 (2,353) 1,451
(67)
(301) 27 (334) 181
Change in estimated deferred tax rate
39
(7) 156 39 156
6
(1) 21 6 21
(361)
(76) 118 (421) 797
(52)
(7) 16 (57) 108
Foreign taxation
Normal taxation
(617)
(358) (335) (1,628) (1,113)
(90)
(49) (45) (226) (138)
Over provision prior year
46
29 90 17 50
7
4 12 3 7
Deferred taxation
Temporary differences
54
87 (1,410) 37 (1,220)
8
12 (188) 7 (164)
Unrealised non-hedge derivatives and
other commodity contracts
-
- 15 (23) 314
-
- 2 (3) 40
(517)
(242) (1,640) (1,597) (1,969)
(75)
(33) (219) (219) (255)
(878)
(318) (1,522) (2,018) (1,172)
(127)
(41) (204) (276) (147)
Rounding of figures may result in computational discrepancies.

9. Headline earnings (loss)
Quarter ended
Year ended
Quarter ended
Year ended
Dec           Sep               Dec
Dec
Dec
Dec
Sep           Dec               Dec               Dec
2010          2010             2009
2010
2009
2010
2010          2009             2010             2009
Unaudited     Unaudited        Unaudited      Unaudited
Audited       Unaudited     Unaudited      Unaudited      Unaudited
Audited
SA Rand million US Dollar million
The profit (loss) attributable to equity
shareholders has been adjusted by
the following to arrive at headline
earnings (loss):
Profit (loss) attributable to equity
shareholders
404
443 3,179 637 (2,762)
56
51 424 76 (320)
Net impairments (reversals) of tangible
assets (note 6)
399
92 (5,209) 634 (5,115)
59
13 (696) 91 (683)
Net loss (profit) on disposal and
derecognition of land, mineral rights,
tangible assets and exploration
properties (note 6)
81
74 275 191 (420)
11
10 37 25 (49)
Impairment of investment (note 6)
16
- - 16 -
2
- - 2 -
Profit on disposal of investments
(note 6)
(269)
- - (314) -
(37)
- - (43) -
Impairment of investment in
associates and joint ventures
166
- 75 157 76
23
- 10 24 10
Reversal of impairment in associates
(94)
(74) (75) (126) (75)
(13)
(10) (10) (19) (10)
Special items of associates
-
(7) 1 (7) 1
-
(1) - (1) -
Taxation on items above - current
portion
-
- (12) 4 145
-
- (2) - 18
Taxation on items above - deferred
portion
(143)
(51) 1,414 (230) 1,360
(21)
(7) 189 (33) 182
561
476 (353) 962 (6,790)
79
55 (48) 122 (852)
Cents per share
(1)
Headline earnings (loss)
146
129 (96) 259 (1,880)
21
15 (13) 33 (236)
(1)
Calculated on the basic weighted average number of ordinary shares.
10. Number of shares
Quarter ended
Year ended
Dec
Sep
Dec                  Dec                         Dec
2010
2010
2009                  2010                      2009
Unaudited
Unaudited
Unaudited              Unaudited
Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000     600,000,000    600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000          4,280,000         4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000          2,000,000         2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000          5,000,000         5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
381,204,080
380,966,077
362,240,669     381,204,080    362,240,669
E ordinary shares in issue
2,806,126
2,837,150 3,794,998 2,806,126 3,794,998
Total ordinary shares:
384,010,206
383,803,227
366,035,667    384,010,206      366,035,667
A redeemable preference shares
2,000,000
2,000,000
2,000,000          2,000,000           2,000,000
B redeemable preference shares
778,896
778,896
778,896              778,896              778,896
In calculating the diluted number of ordinary shares
outstanding for the period, the following were taken
into consideration:
Ordinary shares
381,103,478
364,556,377
362,137,200     367,664,700    356,563,773
E ordinary shares
2,818,699
2,954,409
3,809,476           3,182,662        3,873,169
Fully vested options
797,875
905,619
539,666           1,023,459            791,353
Weighted average number of shares
384,720,052
368,416,405
366,486,342      371,870,821    361,228,295
Dilutive potential of share options
1,493,052
1,113,099 1,205,730 1,569,606 -
Diluted number of ordinary shares
(1)
386,213,104
369,529,504
367,692,072      373,440,427   361,228,295
(1)
The basic and diluted number of ordinary shares is the same for the year ended December 2009 as the effects of shares for performance related options are anti-dilutive.
11. Share capital and premium
As at
As at
Dec
Sep
Dec            Dec               Sep               Dec
2010
2010
2009           2010              2010             2009
Unaudited        Unaudited
Audited      Unaudited       Unaudited
Audited
SA Rand million US Dollar million
Balance at beginning of period
40,662
40,662 38,246
5,935
5,935 5,625
Ordinary shares issued
5,771
5,733 2,438
812
806 312
E ordinary shares cancelled
(90)
(85) (22)
(13)
(12) (2)
Sub-total
46,343
46,310 40,662
6,734
6,729 5,935
Redeemable preference shares held within the group
(313)
(313) (313)
(53)
(53) (53)
Ordinary shares held within the group
(139)
(181) (212)
(22)
(28) (32)
E ordinary shares held within the group
(213)
(218) (303)
(32)
(33) (45)
Balance at end of period
45,678
45,598 39,834
6,627
6,615 5,805
Rounding of figures may result in computational discrepancies.

12.    Exchange rates
Dec                           Sep                           Dec
2010                           2010                        2009
Unaudited                      Unaudited                  Unaudited
ZAR/USD average for the year to date
7.30
7.45                         8.39
ZAR/USD average for the quarter
6.88
7.31                         7.47
ZAR/USD closing
6.57
6.96                         7.44
ZAR/AUD average for the year to date
6.71
6.68                         6.56
ZAR/AUD average for the quarter
6.80
6.61                         6.80
ZAR/AUD closing
6.70
6.73                         6.67
BRL/USD average for the year to date
1.76
1.78                        2.00
BRL/USD average for the quarter
1.70
1.75                        1.74
BRL/USD closing
1.67
1.69                        1.75
ARS/USD average for the year to date
3.91
3.89                       3.73
ARS/USD average for the quarter
3.96
3.94                      3.81
ARS/USD closing
3.97
3.96                      3.80
13.    Capital commitments
Dec
Sep
Dec
Dec                 Sep                      Dec
2010
2010
2009
2010                2010                     2009
Unaudited
Unaudited
Audited
Unaudited            Unaudited
Audited
SA Rand million
US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
(1)
1,156
1,624
976
176
233
131
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.     Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2010 are detailed below:
Contingencies and guarantees
SA Rand million US Dollar million
Contingent liabilities
Groundwater pollution
(1)
- -
Deep groundwater pollution – South Africa
(2)
- -
Sales tax on gold deliveries – Brazil
(3)
587 89
Other tax disputes – Brazil
(4)
219 34
Indirect taxes – Ghana
(5)
70 11
Contingent assets
Royalty – Boddington Gold Mine
(6)
Royalty – Tau Lekoa Gold Mine
(7)
-
-
-
-
Financial Guarantees
Oro Group (Pty) Limited
(8)
100 15
976
149
AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of
Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine
Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração
Ltda. manages the operation and its attributable share of the first assessment is approximately $55m. In November
2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the company’s attributable share of the assessment is approximately $34m. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)   Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately
$10m.
AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $24m.
(5)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m during September 2009 in respect of 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R657m. Royalties of $2m, R17m were received during the quarter.
(7)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $3m, R21m were received during the quarter.
(8)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m. The suretyship agreements have a termination notice period of 90 days.
15.    Concentration of risk
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:
•
Recoverable value added tax due from the Tanzanian government amounts to $49m at 31 December 2010
(30 September 2010: $48m). The last audited value added tax return was for the period ended 31 October 2010 and at the reporting date the audited amount was $49m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•
Recoverable fuel duties from the Tanzanian government amounts to $62m at 31 December 2010 (30 September
2010: $55m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $43m have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $19m have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.

16.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
17.     Announcements
On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. As a result, the company will sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.
On 26 October 2010, shareholders in a general meeting approved a specific authority to place up to 18,140,000 ordinary shares of the company under the control of the directors for purposes of the conversion of the $789m 6%
mandatory convertible subordinated bonds due 2013 issued on 15 September 2010.
AngloGold Ashanti realised net proceeds from the sale of its entire holding of shares in Vancouver-based gold producer B2Gold Corporation ("B2Gold"). The stake, equivalent to about 10.17% of B2Gold's outstanding shares were sold on 9 November 2010 in an orderly fashion, after the markets closed.
On 11 November 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western
Australia had been approved by the boards of AngloGold Ashanti (70% interest) and Independence Group NL
(30% interest). It is anticipated that the project will produce 3.45 million ounces of gold over a ten year mine life at a total cash cost of $696/oz to $715/oz
(1)
. In the first three years of operation, gold production is expected to be between
470,000oz and 490,000oz per annum at a cash cost of $568/oz to $588/oz
(1)
. Capital expenditure, including pre-
production operating costs, is estimated at $676m to $725m (Real) or $711m to $760m (Nominal including escalation).
(1)
Assumes an exchange rate of A$:US$0.98.
18.    Dividend
The directors declared Final Dividend No. 109 of 80 (Final Dividend No. 107: 70) South African cents per ordinary share for the year ended 31 December 2010. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2011
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 3 March
Last date to trade ordinary shares cum dividend Friday, 4 March
Last date to register transfers of certificated securities cum dividend Friday, 4 March
Ordinary shares trade ex dividend Monday, 7 March
Record date Friday, 11 March
Payment date Friday, 18 March
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with further requirements of Strate, between Monday, 7 March 2011 and Friday, 11 March 2011, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2011
Ex dividend on New York Stock Exchange Wednesday, 9 March
Record date Friday, 11 March
Approximate date for currency conversion Friday, 18 March
Approximate payment date of dividend Monday, 28 March

Assuming an exchange rate of R7.2728/$, the dividend payable per ADS is equivalent to 11 US cents. This compares with the final dividend of 9.4957 US cents per ADS paid on 29 March 2010. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2011
Last date to trade and to register GhDSs cum dividend Friday, 4 March
GhDSs trade ex dividend Monday, 7 March
Record date Friday, 11 March
Approximate payment date of dividend Monday, 21 March
Assuming an exchange rate of R1/¢0.2069, the dividend payable per share is equivalent to 0.1655 cedis. This compares with the final dividend of 0.1322 cedis per share paid on 19 March 2010. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Dividend No. E9 of 40 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 18 March 2011.
19.    Detailed report
This report contains a summary of the results of AngloGold Ashanti’s operations. A detailed report appears on the internet and is obtainable in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this report.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
15 February 2011

Non-GAAP disclosure
A
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline earnings (loss) (note 9)
561
476 (353) 962 (6,790)
79
55 (48) 122 (852)
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(6,787)
(11,343) 2,212 (15,891) 8,095
(985)
(1,586) 297 (2,273) 990
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 8)
461
2,152 (219) 2,376 (1,765)
67
301 (29) 337 (221)
Fair value adjustment on option component of convertible bonds
280
166 66 (39) 249
41
24 9 1 33
Fair value loss on mandatory convertible bonds
222
160 - 382 -
33
22 - 55 -
Adjusted headline (loss) earnings
(1)
(5,263)
(8,389) 1,706 (12,210) (211)
(764)
(1,184) 228 (1,758) (50)
Hedge buy-back and related costs net of taxation
7,289
10,573 - 17,862 6,006
1,058
1,487 - 2,545 758
Adjusted headline earnings excluding hedge buy-back costs
(1)
2,026
2,184 1,706 5,652 5,795
294
303 228 787 708
Cents per share
(2)
Adjusted headline (loss) earnings
(1)
(1,368)
(2,277) 466 (3,283) (58)
(199)
(321) 62 (473) (14)
Adjusted headline earnings excluding hedge buy-back costs
(1)
527
593 466 1,520 1,604
76
82 62 212 196
(1)
-
-
-
-
-
-
-
-
-
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline (loss) earnings
Quarter ended
Year ended
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bonds;
Year ended
US Dollar million
Quarter ended
During the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor
International Ltd. (NIL), uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m were accelerated and settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009;
In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;
The unrealised fair value change on the onerous uranium contracts; and
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline (loss) earnings is intended to illustrate earnings after adjusting for:
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
The unrealised fair value change of the warrants on shares and the embedded derivative.
(2)
B
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit (loss) to adjusted gross
(loss) profit:
(1)
Gross profit (loss)
3,069
2,672 309 7,864 (4,409)
445
357 40 1,082 (578)
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(6,787)
(11,343) 2,212 (15,891) 8,095
(985)
(1,586) 297 (2,273) 990
Adjusted gross (loss) profit
(1)
(3,718)
(8,670) 2,521 (8,027) 3,686
(540)
(1,229) 337 (1,191) 412
Hedge buy-back costs (note 4)
7,316
11,639 - 18,954 6,315
1,061
1,637 - 2,698 797
Adjusted gross profit excluding hedge buy-back costs
(1)
3,598
2,969 2,521 10,927 10,001
522
408 337 1,507 1,209
C
Price received
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
10,614
10,372 9,234 38,833 30,745
1,543
1,420 1,236 5,334 3,768
Adjusted for non-controlling interests
(320)
(294) (302) (1,173) (1,056)
(47)
(40) (44) (161) (132)
10,294
10,078 8,932 37,660 29,689
1,496
1,380 1,192 5,173 3,636
(Loss) gain on realised non-hedge derivatives (note 4)
-
(745) (494) (2,073) 2,476
-
(101) (66) (277) 254
Hedge buy-back costs (note 4)
(7,316)
(11,639) - (18,954) (6,315)
(1,061)
(1,637) - (2,698) (797)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
600
544 826 2,420 2,975
87
74 110 330 357
Attributable gold income including realised non-hedge
derivatives
3,578
(1,762) 9,264 19,053 28,825
522
(284) 1,236 2,528 3,450
Attributable gold sold - kg / - oz (000)
35,900
36,894 37,359 140,240 142,837
1,154
1,186 1,201 4,509 4,592
Revenue price per unit - R/kg / - $/oz
99,671
(47,750) 247,985 135,862 201,805
452
(239) 1,029 561 751
Attributable gold income including realised non-hedge derivatives as above
3,578
(1,762) 9,264 19,053 28,825
522
(284) 1,236 2,528 3,450
Hedge buy-back costs (note 4)
7,316
11,639 - 18,954 6,315
1,061
1,637 - 2,698 797
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs
10,894
9,877 9,264 38,007 35,140
1,584
1,353 1,236 5,226 4,247
Attributable gold sold - kg / - oz (000)
35,900
36,894 37,359 140,240 142,837
1,154
1,186 1,201 4,509 4,592
Revenue price per unit normalised for hedge buy-back costs
- R/kg / - $/oz
303,454
267,707 247,985 271,018 246,048
1,372
1,141 1,029 1,159 925
Rounding of figures may result in computational discrepancies.
Calculated on the basic weighted average number of ordinary shares.
SA Rand million US Dollar million
Adjusted gross (loss) profit
Quarter ended
Year ended
Year ended
g
Quarter ended
(1)
Adjusted gross (loss) profit excludes unrealised non-hedge derivatives and other commodity contracts.
Quarter ended
US Dollar million / Imperial
Quarter ended
Year ended
Year ended
SA Rand million / Metric

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
D
Total costs
Total cash costs (note 3)
5,166
5,284 5,017 20,238 18,905
751
724 671 2,778 2,283
Adjusted for non-controlling interests and non-gold producing companies
(226)
(193) (121) (642) (777)
(33)
(26) (16) (90) (91)
Associates' and equity accounted joint ventures' share of
total cash costs
361
365 384 1,407 1,412
53
50 51 193 171
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
5,301
5,456 5,280 21,003 19,540
771
747 706 2,881 2,363
Retrenchment costs (note 3)
64
23 39 166 110
9
3 5 23 14
Rehabilitation and other non-cash costs (note 3)
529
106 (5) 756 182
78
15 (1) 109 22
Amortisation of tangible assets (note 3)
1,341
1,240 1,152 5,022 4,615
195
170 154 690 555
Amortisation of intangible assets (note 3)
7
4 4 18 18
1
- - 2 2
Adjusted for non-controlling interests and non-gold producing companies
(104)
(67) 9 (266) (108)
(15)
(9) 2 (37) (12)
Associates and equity accounted joint ventures' share of
production costs
55
19 80 105 218
8
2 12 15 26
Total production costs adjusted for non-controlling
interests and non-gold producing companies
7,193
6,781 6,558 26,804 24,575
1,047
929 878 3,683 2,970
Gold produced - kg / - oz (000)
35,703
36,129 36,767 140,418 143,049
1,148
1,162 1,182 4,515 4,599
Total cash cost per unit - R/kg / -$/oz
148,474
151,007 143,596 149,577 136,595
672
643 598 638 514
Total production cost per unit - R/kg / -$/oz
201,465
187,695 178,379 190,889 171,795
912
800 743 816 646
E
EBITDA
Operating profit (loss)
1,978
1,382 4,317 3,786 (1,859)
285
178 576 518 (209)
Amortisation of tangible assets (note 3)
1,341
1,240 1,152 5,022 4,615
195
170 154 690 555
Amortisation of intangible assets (note 3)
7
4 4 18 18
1
- - 2 2
Net impairments of tangible assets (note 6)
399
92 (5,209) 634 (5,115)
59
13 (696) 91 (683)
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(6,787)
(11,343) 2,212 (15,891) 8,095
(985)
(1,586) 297 (2,273) 990
Loss on hedge buy-back costs (note 4)
7,316
11,639 - 18,954 6,315
1,061
1,637 - 2,698 797
Mandatory convertible bonds issue discount,
underwriting and professional fees (note 6)
(5)
401 - 396 -
(1)
56 - 56 -
Exchange effects of equity raising
-
21 - 21 -
-
3 - 3 -
RMB derivative contracts buy-back costs
-
-
331 - 728
-
-
43 - 94
Share of associates' EBITDA
182
197 348 936 1,394
27
27 47 128 166
Impairment of investments (note 6)
16
- - 16 -
2
- - 2 -
Loss (profit) on disposal and abandonment of assets (note 6)
81
74 275 191 (420)
11
10 37 25 (49)
Profit on disposal of investment (note 6)
(269)
- - (314) -
(37)
- - (43) -
4,260
3,706 3,430 13,769 13,771
619
509 458 1,897 1,663
F
Interest cover
Quarter ended
Year ended
Quarter ended
Year ended
SA Rand million / Metric US Dollar million / Imperial
EBITDA (note E)
4,260
3,706 3,430 13,769 13,771
619
509 458 1,897 1,663
Finance costs (note 7)
259
189 191 834 835
38
26 26 115 101
Capitalised finance costs
-
- - - 135
-
- - - 15
259
189 191 834 970
38
26 26 115 116
Interest cover - times
16
20 18 17 14
16
20 18 16 14
G
Free cash flow
Net cash (outflow) inflow from operating activities
(2,236)
(7,783) 3,610 (5,730) 3,781
(382)
(1,126) 465 (942) 502
Stay-in-business capital expenditure
(1,892)
(1,296) (1,579) (5,279) (5,078)
(268)
(177) (203) (723) (606)
(4,128)
(9,079) 2,031 (11,009) (1,297)
(650)
(1,303) 262 (1,665) (104)
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2010
2010
2009
2010
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
H
Net asset value - cents per share
Total equity
27,023
27,355 22,524
4,113
3,930 3,030
Mandatory convertible bonds
5,739
5,860 -
874
842 -
32,762
33,215 22,524
4,987
4,772 3,030
Number of ordinary shares in issue - million (note 10)
384
384 366
384
384 366
Net asset value - cents per share
8,532
8,654 6,153
1,299
1,243 828
Total equity
27,023
27,355 22,524
4,113
3,930 3,030
Mandatory convertible bonds
5,739
5,860 -
874
842 -
Intangible assets
(1,277)
(1,296) (1,316)
(194)
(186) (177)
31,485
31,919 21,208
4,793
4,586 2,853
Number of ordinary shares in issue - million (note 10)
384
384 366
384
384 366
Net tangible asset value - cents per share
8,199
8,317 5,794
1,248
1,195 779
I
Net debt
Borrowings - long-term portion
11,148
11,503 4,862
1,697
1,653 654
Borrowings - short-term portion
876
1,864 9,493
133
268 1,277
Total borrowings
(1)
12,024
13,367 14,355
1,830
1,921 1,931
Corporate office lease
(259)
(259) (258)
(39)
(37) (35)
Unamortised portion on the convertible bonds
734
696 1,019
112
100 137
Cash restricted for use
(283)
(298) (481)
(43)
(43) (65)
Cash and cash equivalents
(3,776)
(9,313) (8,176)
(575)
(1,338) (1,100)
Net debt excluding mandatory convertible bonds
8,440
4,193 6,459
1,285
603 868
(1) Borrowings exclude the mandatory convertible bonds of $874m, R5,739m.
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,147 - - - 3,147
Mined - 000 tons 1,573 465 288 514 2,839
Milled / Treated - 000 tons 1,845 463 174 539 3,020
Yield - oz/t 0.230 0.141 0.159 0.188 0.205
Gold produced - oz (000) 424 65 28 101 618
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,986 54 - - 3,040
Yield - oz/t 0.017 0.018 - 1.000 0.017
Gold produced - oz (000) 52 1 - - 53
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 17,919 1,771 - 19,689
Mined - 000 tons - 34,046 4,183 8,500 46,729
Treated - 000 tons - 6,550 820 286 7,656
Stripping ratio - ratio - 4.07 5.12 25.80 5.05
Yield - oz/t - 0.046 0.091 0.164 0.055
Gold produced - oz (000) - 299 74 47 420
HEAP LEACH OPERATION
Mined
- 000 tons - 1,525 - 17,759 19,284
Placed - 000 tons - 340 - 5,608 5,948
Stripping ratio - ratio - 5.55 - 2.19 2.33
Yield - oz/t - 0.028 - 0.012 0.013
Gold placed - oz (000) - 10 - 65 75
Gold produced - oz (000) - 9 - 48 57
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 6.07 11.10 67.29 19.88 9.30
TOTAL
Subsidiaries' gold produced
- oz (000) 476 313 102 196 1,087
61 61
IMPERIAL OPERATING RESULTS
QUARTER ENDED DECEMBER 2010
Joint ventures' gold produced
- oz (000)
- 61 - - 61
Attributable gold produced - oz (000) 476 374 102 196 1,148
Minority gold produced - oz (000) - 12 - 23 36
Subsidiaries' gold sold - oz (000) 476 312 105 198 1,090
Joint ventures' gold sold - oz (000) - 64 - - 64
Attributable gold sold - oz (000) 476 376 105 198 1,154
Minority gold sold - oz (000) - 12 - 24 37
Spot price - $/oz 1,370 1,370 1,370 1,370 1,370
Price received - $/oz sold 368 582 273 504 452
Price received excluding
hedge buy-back costs
- $/oz sold 1,373 1,370 1,368 1,374 1,372
Total cash costs - $/oz produced 616 790 894 465 672
Total production costs - $/oz produced 870 997 992 798 912
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
654 532 143 301 - 1,630 (87) 1,543
Cash costs (318) (305) (91) (142) 5 (851) 53 (798)
By-products revenue 25 1 - 21 - 47 - 47
Total cash costs (293) (304) (91) (121) 5 (804) 53 (751)
Retrenchment costs (7) (1) - (1) - (9) - (9)
Rehabilitation and other non-cash costs (22) (30) 1 (32) - (83) 5 (78)
Amortisation of assets (92) (47) (11) (46) (3) (199) 3 (196)
Total production costs (414) (381) (101) (200) 2 (1,095) 61 (1,034)
Inventory change - (10) (2) 24 - 13 1 13
Cost of sales (414) (391) (103) (176) 2 (1,082) 61 (1,021)
Adjusted gross profit (loss) excluding
hedge buy-back costs
239
141
41
125
2
548
(26)
522
Hedge buy-back costs (478) (296) (115) (172) - (1,061) - (1,061)
Adjusted gross (loss) profit
(239)
(155)
(75)
(47)
2
(513)
(26)
(540)
Unrealised non-hedge derivatives and other
commodity contracts
189 795 - 1 - 985 - 985
Gross profit (loss)
(50)
640
(75)
(46)
2
471
(26)
445
Corporate and other costs (3) (6) (1) (18) (51) (79) - (80)
Exploration (1) (13) (13) (11) (12) (50) 1 (49)
Intercompany transactions - (12) - (1) 13 - - -
Special items (60) (7) 3 35 (2) (31) - (31)
Operating profit (loss)
(114)
602
(86)
(40)
(51)
311
(26)
285
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (3) (1) 2 (106) (109) - (109)
Exchange (loss) gain - 4 - 11 (1) 14 (1) 14
Share of equity accounted investments profit - - - (1) (11) (12) 21 9
Profit (loss) before taxation (115) 604 (86) (29) (169) 204 (5) 199
Taxation (51) (40) (12) (28) (1) (132) 5 (127)
Profit (loss) for the period
(166)
564
(98)
(57)
(170)
72
-
72
Equity shareholders (166) 559 (98) (68) (171) 56 - 56
Non-controlling interests - 4 - 11 1 16 - 16
Operating profit (loss) (114) 602 (86) (40) (51) 311 (26) 285 Operating profit (loss) (114) 602 (86) (40) (51) 311 (26) 285
Unrealised non-hedge derivatives and other
commodity contracts
(189) (795) - (1) - (985) - (985)
Hedge buy-back and related costs 478 296 115 172 - 1,061 - 1,061
Intercompany transactions - 12 - 1 (13) - - -
Special items 68 2 - (36) 1 34 - 34
Share of associates' EBIT - - - (1) (1) (2) 26 24
EBIT
243
117
29
95
(63)
420
-
420
Amortisation of assets 92 47 11 46 3 199 (3) 196
Share of associates' amortisation - - - - - - 3 3
EBITDA
335
163
40
141
(60)
619
-
619
Profit (loss) attributable to equity shareholders (166) 559 (98) (68) (171) 56 - 56
Special items 68 2 - (36) 1 34 - 34
Share of associates' special items - - - - 10 10 - 10
Taxation on items above (20) (1) - - - (21) - (21)
Headline earnings (loss)
(119)
560
(98)
(104)
(160)
79
-
79
Unrealised non-hedge derivatives and other
commodity contracts
(189) (795) - (1) - (985) - (985)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
67 - - - - 67 - 67
Fair value adjustment on option component
of convertible bond
- - - - 41 41 - 41
Fair value loss on mandatory convertible bond - - - - 33 33 - 33
Hedge buy-back and related costs
net of taxation
475 296 115 172 - 1,058 - 1,058
Adjusted headline earnings (loss)
excluding hedge buy-back costs
234
61
17
68
(86)
294
-
294
Ore reserve development capital 66 9 3 16 - 93 - 93
Stay-in-business capital 55 73 4 41 3 177 (2) 175
Project capital 23 14 3 54 - 95 (12) 82
Total capital expenditure
144
97
10
111
3
365
(15)
350
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,221 - - - 3,221
Mined - 000 tons 2,013 452 117 570 3,151
Milled / Treated - 000 tons 1,877 480 144 564 3,065
Yield - oz/t 0.227 0.147 0.092 0.193 0.202
Gold produced - oz (000) 425 71 13 109 618
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,792 314 - - 3,106
Yield - oz/t 0.019 0.015 - - 0.018
Gold produced - oz (000) 53 5 - - 57
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 14,492 1,748 - 16,240
Mined - 000 tons - 29,361 4,053 8,231 41,646
Treated - 000 tons - 5,873 862 271 7,006
Stripping ratio - ratio - 4.54 3.86 26.04 5.47
Yield - oz/t - 0.049 0.092 0.173 0.059
Gold produced - oz (000) - 288 80 47 414
HEAP LEACH OPERATION
Mined
- 000 tons - 1,661 - 16,507 18,168
Placed - 000 tons - 256 - 6,017 6,273
Stripping ratio - ratio - 8.43 - 1.87 2.07
Yield - oz/t - 0.030 - 0.014 0.014
Gold placed - oz (000) - 8 - 82 90
Gold produced - oz (000) - 10 - 62 72
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 6.17 11.19 62.31 23.15 9.55
TOTAL
Subsidiaries' gold produced
- oz (000) 478 310 93 218 1,099
63 63
IMPERIAL OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2010
Joint ventures' gold produced - oz (000)
- 63 - - 63
Attributable gold produced - oz (000) 478 373 93 218 1,162
Minority gold produced - oz (000) - 11 - 24 35
Subsidiaries' gold sold - oz (000) 513 306 87 220 1,125
Joint ventures' gold sold - oz (000) - 61 - - 61
Attributable gold sold - oz (000) 513 367 87 220 1,186
Minority gold sold - oz (000) - 11 - 25 36
Spot price - $/oz 1,226 1,226 1,226 1,226 1,226
Price received - $/oz sold (287) (62) (405) (359) (239)
Price received excluding
hedge buy-back costs
- $/oz sold 1,135 1,152 1,141 1,137 1,141
Total cash costs - $/oz produced 594 725 1,064 433 643
Total production costs - $/oz produced 772 879 1,142 573 800
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
582 436 99 277 - 1,394 (75) 1,319
Cash costs (293) (279) (99) (139) 6 (805) 50 (754)
By-products revenue 10 1 - 19 1 31 - 31
Total cash costs (284) (278) (99) (119) 7 (774) 50 (724)
Retrenchment costs (3) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (13) - (1) - (15) - (15)
Amortisation of assets (81) (46) (7) (36) (2) (173) 2 (170)
Total production costs (369) (336) (106) (157) 4 (965) 53 (912)
Inventory change (24) 9 2 14 - 2 (1) 1
Cost of sales (393) (327) (104) (143) 4 (963) 51 (911)
Adjusted gross profit (loss) excluding
hedge buy-back costs
189
109
(5)
134
4
431
(23)
408
Hedge buy-back costs (729) (446) (134) (328) - (1,637) - (1,637)
Adjusted gross (loss) profit
(540)
(337)
(139)
(194)
4
(1,206)
(23)
(1,229)
Unrealised non-hedge derivatives and other
commodity contracts
915 251 - 420 - 1,586 - 1,586
Gross profit (loss)
375
(86)
(139)
226
4
380
(23)
357
Corporate and other costs (3) (4) - (9) (43) (58) - (59)
Exploration - (11) (14) (23) (13) (61) - (60)
Intercompany transactions - (12) - (1) 13 - - -
Special items (8) (1) 2 - (52) (58) (1) (60)
Operating profit (loss)
365
(113)
(152)
193
(90)
202
(24)
178
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - 1 (74) (78) - (78)
Exchange (loss) gain - (8) - (6) (4) (19) 3 (16)
Share of equity accounted investments profit - - - - 12 12 8 21
Profit (loss) before taxation 363 (124) (152) 187 (156) 118 (13) 106
Taxation 18 (32) 3 (17) (24) (53) 13 (41)
Profit (loss) for the period
381
(156)
(149)
170
(180)
65
-
65
Equity shareholders 381 (160) (149) 161 (183) 51 - 51
Non-controlling interests - 3 - 9 3 15 - 14
Operating profit (loss) 365 (113) (152) 193 (90) 202 (24) 178 Operating profit (loss) 365 (113) (152) 193 (90) 202 (24) 178
Unrealised non-hedge derivatives and other
commodity contracts
(915) (251) - (420) - (1,586) - (1,586)
Hedge buy-back and related costs 729 446 134 328 59 1,696 - 1,696
Intercompany transactions - 12 - 1 (13) - - -
Special items 20 - - - 1 22 1 23
Share of associates' EBIT - - - - 2 2 23 25
EBIT
198
95
(17)
102
(42)
336
-
336
Amortisation of assets 81 46 7 36 2 173 (2) 170
Share of associates' amortisation - - - - - - 2 2
EBITDA
280
140
(10)
139
(39)
509
-
509
Profit (loss) attributable to equity shareholders 381 (160) (149) 161 (183) 51 - 51
Special items 20 - - - 1 22 1 23
Share of associates' special items - - - - (10) (10) (1) (12)
Taxation on items above (6) - - (1) - (7) - (7)
Headline earnings (loss)
395
(159)
(149)
160
(192)
55
-
55
Unrealised non-hedge derivatives and other
commodity contracts
(915) (251) - (420) - (1,586) - (1,586)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
301 - - - - 301 - 301
Fair value adjustment on option component of
convertible bond
- - - - 24 24 - 24
Fair value loss on mandatory convertible bond - - - - 22 22 - 22
Hedge buy-back and related costs
net of taxation
523 443 134 328 59 1,487 - 1,487
Adjusted headline earnings (loss)
304
33
(15)
69
(86)
303
-
303
Ore reserve development capital 65 9 4 14 - 93 - 93
Stay-in-business capital 22 33 4 25 1 85 (1) 84
Project capital 13 17 2 43 - 75 (10) 65
Total capital expenditure
100
60
10
82
1
253
(11)
242
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,562 - - - 3,562
Mined - 000 tons 2,125 587 215 565 3,491
Milled / Treated - 000 tons 1,918 551 162 576 3,207
Yield - oz/t 0.205 0.161 0.168 0.202 0.195
Gold produced - oz (000) 392 89 27 117 625
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,819 563 - - 3,382
Yield - oz/t 0.014 0.015 - - 0.014
Gold produced - oz (000) 39 8 - - 47
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 16,055 1,975 - 18,030
Mined - 000 tons - 32,875 4,685 6,913 44,474
Treated - 000 tons - 6,129 903 292 7,325
Stripping ratio - ratio - 3.77 6.86 21.09 4.71
Yield - oz/t - 0.048 0.088 0.170 0.058
Gold produced - oz (000) - 292 80 50 422
HEAP LEACH OPERATION
Mined
- 000 tons - 451 - 15,510 15,961
Placed - 000 tons - 358 - 4,798 5,156
Stripping ratio - ratio - 2.05 - 2.24 2.23
Yield - oz/t - 0.114 - 0.014 0.021
Gold placed - oz (000) - 41 - 68 109
Gold produced - oz (000) - 28 - 60 88
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.31 12.61 74.90 22.49 9.40
TOTAL
Subsidiaries' gold produced
- oz (000) 431 327 107 226 1,091
91 91
IMPERIAL OPERATING RESULTS
QUARTER ENDED DECEMBER 2009
Joint ventures' gold produced
- oz (000)
- 91 - - 91
Attributable gold produced - oz (000) 431 418 107 226 1,182
Minority gold produced - oz (000) - 14 - 30 44
Subsidiaries' gold sold - oz (000) 430 347 112 211 1,099
Joint ventures' gold sold - oz (000) - 102 - - 102
Attributable gold sold - oz (000) 430 449 112 211 1,201
Minority gold sold - oz (000) - 15 - 28 43
Spot price - $/oz 1,100 1,100 1,100 1,100 1,100
Price received - $/oz sold 1,017 1,038 1,022 1,039 1,029
Total cash costs - $/oz produced 569 668 863 395 598
Total production costs - $/oz produced 744 793 962 537 743
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2009 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
437 482 114 247 - 1,280 (111) 1,170
Cash costs (254) (289) (93) (121) 15 (742) 51 (691)
By-products revenue 9 1 - 10 (1) 20 - 20
Total cash costs (246) (288) (92) (111) 14 (723) 51 (671)
Retrenchment costs (4) - - (2) - (5) - (5)
Rehabilitation and other non-cash costs 4 (12) (1) 5 - (4) 5 1
Amortisation of assets (76) (41) (10) (31) (2) (161) 6 (154)
Total production costs (321) (341) (103) (139) 12 (893) 62 (830)
Inventory change 2 (18) (3) 12 - (7) 6 (2)
Cost of sales (319) (359) (107) (127) 12 (900) 68 (833)
Adjusted gross profit (loss)
118
123
8
120
11
380
(43)
337
Unrealised non-hedge derivatives and other
commodity contracts
(86) (133) (4) (74) - (297) - (297)
Gross (loss) profit
32 (10) 4 46 11 83 (43) 40
Corporate and other costs (2) (5) - - (34) (41) - (41)
Exploration - (4) (15) (25) (15) (59) - (59)
Intercompany transactions - (6) 3 - 3 - - -
Special items (17) 689 (23) (5) (9) 636 1 636
Operating loss
13
664
(31)
15
(43)
618
(42)
576
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- 1 6 (3) (30) (27) - (27)
Exchange gain (loss) - (5) - (1) 76 71 - 71
Share of equity accounted investments profit - - - - (2) (2) 32 30
Loss before taxation 13 659 (25) 11 1 659 (10) 650
Taxation (71) (230) 28 (27) 86 (213) 10 (204)
Loss for the period
(58)
429
3
(16)
88
446
-
446
Equity shareholders (58) 426 3 (27) 80 424 - 424
Non-controlling interests - 4 - 11 8 22 - 22
Operating loss 13 664 (31) 15 (43) 618 (42) 576
Unrealised non-hedge derivatives and other
commodity contracts
129 133 4 74 - 340 - 340
commodity contracts
Intercompany transactions - 6 (3) - (3) - - -
Special items 27 (720) 23 4 8 (659) - (659)
Share of associates' EBIT - - - - (2) (2) 43 41
EBIT
169
83
(7)
94
(41)
297
-
297
Amortisation of assets 76 41 10 31 2 161 (6) 154
Share of associates' amortisation - - - - - - 6 6
EBITDA
245
124
3
125
(38)
458
-
458
Loss attributable to equity shareholders (58) 426 3 (27) 80 424 - 424
Special items 27 (720) 23 4 8 (659) - (659)
Taxation on items above (6) 191 (3) 6 - 187 - 187
Headline loss
(37)
(104)
23
(18)
87
(48)
-
(48)
Unrealised non-hedge derivatives and other
commodity contracts
86 133 4 74 - 297 - 297
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
56 - (1) (1) (84) (29) - (29)
Fair value adjustment on option component
of convertible bond
- - - - 9 9 - 9
Adjusted headline earnings (loss)
105
30
25
56
13
228
-
228
Ore reserve development capital 64 15 6 14 - 99 - 99
Stay-in-business capital 37 33 2 30 4 105 (2) 104
Project capital 20 18 - 50 - 88 (2) 85
Total capital expenditure
121
66
8
94
4
293
(4)
289
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
13,182 - - - 13,182
Mined - 000 tons 7,723 2,015 756 2,021 12,516
Milled / Treated - 000 tons 7,564 1,987 571 2,105 12,227
Yield - oz/t 0.212 0.150 0.131 0.187 0.194
Gold produced - oz (000) 1,607 299 75 394 2,374
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 11,297 917 - - 12,214
Yield - oz/t 0.016 0.019 - 1.000 0.016
Gold produced - oz (000) 179 18 - - 196
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 64,978 6,780 - 71,758
Mined - 000 tons - 127,402 15,949 32,305 175,656
Treated - 000 tons - 24,129 3,416 1,146 28,691
Stripping ratio - ratio - 4.04 4.94 25.51 5.02
Yield - oz/t - 0.046 0.094 0.170 0.057
Gold produced - oz (000) - 1,115 321 195 1,631
HEAP LEACH OPERATION
Mined
- 000 tons - 5,467 - 68,601 74,068
Placed - 000 tons - 1,293 - 22,917 24,210
Stripping ratio - ratio - 6.50 - 2.03 2.17
Yield - oz/t - 0.036 - 0.013 0.015
Gold placed - oz (000) - 46 - 306 352
Gold produced - oz (000) - 60 - 253 314
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.63 11.24 66.77 22.44 9.15
TOTAL
Subsidiaries' gold produced
- oz (000) 1,785 1,219 396 842 4,242
273 273
IMPERIAL OPERATING RESULTS
YEAR ENDED DECEMBER 2010
Joint ventures' gold produced
- oz (000)
- 273 - - 273
Attributable gold produced - oz (000) 1,785 1,492 396 842 4,515
Minority gold produced - oz (000) - 48 - 93 141
Subsidiaries' gold sold - oz (000) 1,791 1,206 396 844 4,237
Joint ventures' gold sold - oz (000) - 272 - - 272
Attributable gold sold - oz (000) 1,791 1,478 396 844 4,509
Minority gold sold - oz (000) - 48 - 95 143
Spot price - $/oz 1,227 1,227 1,227 1,227 1,227
Price received - $/oz sold 488 663 519 555 561
Price received excluding
hedge buy-back costs
- $/oz sold 1,162 1,165 1,148 1,148 1,159
Total cash costs - $/oz produced 598 712 982 432 638
Total production costs - $/oz produced 809 867 1,065 615 816
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
2,082 1,780 454 1,071 - 5,388 (331) 5,056
Cash costs (1,118) (1,097) (389) (527) 31 (3,100) 194 (2,906)
By-products revenue 50 4 1 73 2 130 (1) 129
Total cash costs (1,068) (1,093) (389) (454) 33 (2,970) 193 (2,778)
Retrenchment costs (19) (1) - (3) - (23) 1 (23)
Rehabilitation and other non-cash costs (26) (56) 1 (33) - (114) 5 (109)
Amortisation of assets (331) (176) (34) (150) (10) (701) 9 (692)
Total production costs (1,444) (1,326) (422) (640) 23 (3,809) 208 (3,602)
Inventory change (4) 1 - 56 - 53 (2) 52
Cost of sales (1,448) (1,325) (422) (584) 23 (3,756) 206 (3,550)
Adjusted gross profit (loss) excluding
hedge buy-back costs
634
455
33
487
23
1,632
(125)
1,507
Hedge buy-back costs (1,207) (742) (249) (500) - (2,698) - (2,698)
Adjusted gross (loss) profit
(574)
(287)
(216)
(13)
23
(1,066)
(125)
(1,191)
Unrealised non-hedge derivatives and other
commodity contracts
1,003 890 10 370 - 2,273 - 2,273
Gross profit (loss)
429
604
(206)
357
23
1,207
(125)
1,082
Corporate and other costs (10) (11) (2) (38) (178) (240) - (240)
Exploration (2) (47) (45) (72) (35) (201) 2 (198)
Intercompany transactions - (37) (1) (2) 40 - - -
Special items (84) (31) 10 35 (55) (125) (1) (126)
Operating profit (loss)
334
477
(244)
280
(205)
642
(124)
518
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (8) (1) 3 (172) (178) - (178)
Exchange (loss) gain - (6) - 3 7 3 - 3
Share of equity accounted investments profit - - - (1) (8) (10) 73 63
Profit (loss) before taxation 332 462 (245) 285 (378) 456 (51) 405
Taxation (46) (152) (8) (111) (11) (327) 51 (276)
Profit (loss) for the period
286
311
(253)
174
(389)
129
-
129
Equity shareholders 286 297 (253) 143 (396) 76 - 76
Non-controlling interests - 14 - 31 8 53 - 53
Operating profit (loss) 334 477 (244) 280 (205) 642 (124) 518
Unrealised non-hedge derivatives and other
commodity contracts
(1,003) (890) (10) (370) - (2,273) - (2,273)
Hedge buy-back and related costs 1,207 742 249 500 59 2,757 - 2,757
Intercompany transactions - 37 1 2 (40) - - -
Special items 100 12 (6) (35) 3 74 1 75
Share of associates' EBIT - - - (1) (4) (5) 123 118
EBIT
638
378
(10)
376
(187)
1,196
-
1,196
Amortisation of assets 331 176 34 150 10 701 (9) 692
Share of associates' amortisation - - - - - - 9 9
EBITDA
969
555
24
526
(177)
1,897
-
1,897
Profit (loss) attributable to equity shareholders 286 297 (253) 143 (396) 76 - 76
Special items 100 12 (6) (35) 3 74 1 75
Share of associates' special items - - - - 5 5 (1) 4
Taxation on items above (28) (4) - (1) - (33) - (33)
Headline earnings (loss)
358
305
(259)
107
(389)
122
-
122
Unrealised non-hedge derivatives and other
commodity contracts
(1,003) (890) (10) (370) - (2,273) - (2,273)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
334 - 3 - - 337 - 337
Fair value adjustment on option component
of convertible bond
- - - - 1 1 - 1
Fair value loss on mandatory convertible bond - - - - 55 55 - 55
Hedge buy-back and related costs
net of taxation
998 739 249 500 59 2,545 - 2,545
Adjusted headline earnings (loss)
686
154
(17)
237
(273)
787
-
787
Ore reserve development capital 247 36 16 54 - 352 - 352
Stay-in-business capital 121 135 13 100 6 376 (5) 371
Project capital 56 63 11 157 - 287 (37) 250
Total capital expenditure
424
234
40
311
6
1,015
(42)
973
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
14,882 - - - 14,882
Mined - 000 tons 8,668 2,182 860 2,007 13,717
Milled / Treated - 000 tons 8,078 2,278 808 2,002 13,166
Yield - oz/t 0.201 0.151 0.138 0.189 0.187
Gold produced - oz (000) 1,626 344 111 379 2,461
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 11,333 2,753 - - 14,086
Yield - oz/t 0.015 0.013 - - 0.015
Gold produced - oz (000) 171 37 - - 208
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 62,575 13,059 - 75,634
Mined - 000 tons - 128,168 30,691 25,227 184,086
Treated - 000 tons - 23,613 3,459 1,128 28,199
Stripping ratio - ratio - 4.41 8.87 20.54 5.58
Yield - oz/t - 0.047 0.084 0.181 0.057
Gold produced - oz (000) - 1,114 290 205 1,609
HEAP LEACH OPERATION
Mined
- 000 tons - 2,795 - 60,539 63,334
Placed - 000 tons - 1,211 - 20,711 21,922
Stripping ratio - ratio - 2.59 - 1.91 1.94
Yield - oz/t - 0.106 - 0.014 0.019
Gold placed - oz (000) - 128 - 289 417
Gold produced - oz (000) - 89 - 232 321
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.70 12.23 73.52 21.18 9.40
TOTAL
Subsidiaries' gold produced
- oz (000) 1,797 1,225 401 816 4,239
360 360
IMPERIAL OPERATING RESULTS
YEAR ENDED DECEMBER 2009
Joint ventures' gold produced
- oz (000)
- 360 - - 360
Attributable gold produced - oz (000) 1,797 1,585 401 816 4,599
Minority gold produced - oz (000) - 56 - 93 148
Subsidiaries' gold sold - oz (000) 1,792 1,221 396 814 4,222
Joint ventures' gold sold - oz (000) - 370 - - 370
Attributable gold sold - oz (000) 1,792 1,591 396 814 4,592
Minority gold sold - oz (000) - 54 - 94 149
Spot price - $/oz 974 974 974 974 974
Price received - $/oz sold 767 738 733 753 751
Price received excluding hedge
buy-back costs
- $/oz sold 920 926 919 935 925
Total cash costs - $/oz produced 466 608 662 362 514
Total production costs - $/oz produced 617 720 770 496 646
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2009 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
1,649 1,526 364 840 - 4,379 (358) 4,022
Cash costs (882) (996) (266) (440) 37 (2,548) 171 (2,377)
By-products revenue 44 4 1 45 - 94 - 94
Total cash costs (838) (993) (266) (395) 37 (2,454) 170 (2,283)
Retrenchment costs (10) (3) - (2) - (14) - (14)
Rehabilitation and other non-cash costs 1 (21) (6) (1) - (27) 6 (22)
Amortisation of assets (263) (158) (38) (111) (8) (578) 21 (557)
Total production costs (1,110) (1,174) (309) (509) 29 (3,073) 197 (2,876)
Inventory change (2) (1) 1 60 - 58 4 63
Cost of sales (1,111) (1,176) (308) (449) 29 (3,015) 202 (2,813)
Adjusted gross profit (loss) excluding
hedge buy-back costs
539
351
56
390
28
1,364
(156)
1,209
Hedge buy-back costs (276) (299) (74) (148) - (797) - (797)
Adjusted gross profit (loss)
263
52
(18)
242
28
567
(156)
412
Unrealised non-hedge derivatives and other
commodity contracts
(518) (167) (151) (153) - (990) - (990)
Gross (loss) profit
(255)
(116)
(168)
89
28
(422)
(156)
(578)
Corporate and other costs (9) (13) (1) (17) (133) (173) - (173)
Exploration - (14) (37) (64) (38) (153) 3 (150)
Intercompany transactions - (201) (12) (2) 215 - - -
Special items (39) 686 60 4 (22) 690 1 691
Operating (loss) profit
(303)
342
(158)
11
52
(57)
(152)
(209)
Net finance income (costs), unwinding of
obligations and fair value adjustments
1 (5) 11 (7) (117) (118) 1 (118)
Exchange gain (loss) - 56 5 (8) 54 108 3 112
Share of equity accounted investments
(loss) profit
- - - (3) (4) (7) 101 94
Loss before taxation (303) 394 (142) (7) (16) (74) (47) (121)
Taxation 132 (275) 14 (40) (25) (194) 47 (147)
Loss for the period
(170)
119
(128)
(47)
(41)
(268)
-
(268)
Equity shareholders (170) 106 (128) (79) (48) (320) - (320)
Non-controlling interests - 13 - 32 7 52 - 52
Operating (loss) profit (303) 342 (158) 11 52 (57) (152) (209)
Unrealised non-hedge derivatives and other
commodity contracts
612 167 151 153 - 1,084 - 1,084
Hedge buy-back costs 276 299 74 148 - 797 - 797
Intercompany transactions - 201 12 2 (215) - - -
Special items 42 (720) (60) (1) 7 (732) - (732)
Share of associates' EBIT - - - (3) (4) (7) 152 145
EBIT
626
290
19
310
(161)
1,084
-
1,084
Amortisation of assets 263 158 38 111 8 578 (21) 557
Share of associates' amortisation - - - - - - 21 21
EBITDA
889
448
57
421
(153)
1,663
-
1,663
Loss attributable to equity shareholders (170) 106 (128) (79) (48) (320) - (320)
Special items 42 (720) (60) (1) 7 (732) - (732)
Share of associates' special items - - - - - - - -
Taxation on items above (8) 190 16 2 - 200 - 200
Headline loss
(136)
(424)
(172)
(78)
(41)
(852)
-
(852)
Unrealised non-hedge derivatives and
other commodity contracts
518 167 151 153 - 990 - 990
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(181) - (45) 6 - (221) - (221)
Fair value adjustment on option component
of convertible bond
- - - - 33 33 - 33
Hedge buy-back and related costs
net of taxation
276 261 74 148 - 758 - 758
Adjusted headline earnings (loss)
excluding hedge buy-back costs
476
4
7
228
(8)
708
-
708
Ore reserve development capital 239 42 23 42 - 347 - 347
Stay-in-business capital 78 90 8 77 9 264 (6) 258
Project capital 67 65 146 138 - 416 (3) 414
Total capital expenditure
385
198
177
258
9
1,027
(8)
1,019
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
292 - - - 292
Mined - 000 tonnes 1,427 422 261 466 2,576
Milled / Treated - 000 tonnes 1,673 420 158 489 2,739
Yield - g/t 7.88 4.84 5.47 6.44 7.02
Gold produced - kg 13,190 2,030 862 3,149 19,232
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,709 49 - - 2,758
Yield - g/t 0.59 0.60 - 34.29 0.59
Gold produced - kg 1,611 29 - - 1,640
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 13,699 1,354 - 15,053
Mined - 000 tonnes - 30,886 3,795 7,712 42,392
Treated - 000 tonnes - 5,942 744 259 6,945
Stripping ratio - ratio - 4.07 5.12 25.80 5.05
Yield - g/t - 1.56 3.11 5.63 1.88
Gold produced - kg - 9,291 2,313 1,459 13,063
HEAP LEACH OPERATION
Mined
- 000 tonnes - 1,384 - 16,110 17,494
Placed - 000 tonnes - 308 - 5,088 5,396
Stripping ratio - ratio - 5.55 - 2.19 2.33
Yield - g/t - 0.97 - 0.40 0.43
Gold placed - kg - 298 - 2,019 2,317
Gold produced - kg - 272 - 1,496 1,768
PRODUCTIVITY PER EMPLOYEE
Actual
- g 189 345 2,093 618 289
TOTAL
Subsidiaries' gold produced
- kg
14,801 9,723 3,175 6,105 33,803
1 900 1 900
METRIC OPERATING RESULTS
QUARTER ENDED DECEMBER 2010
Joint ventures' gold produced - kg
- 1,900 - - 1,900
Attributable gold produced - kg 14,801 11,623 3,175 6,105 35,703
Minority gold produced - kg - 388 - 722 1,110
Subsidiaries' gold sold - kg 14,805 9,712 3,263 6,143 33,924
Joint ventures' gold sold - kg - 1,976 - - 1,976
Attributable gold sold - kg 14,805 11,688 3,263 6,143 35,900
Minority gold sold - kg - 381 - 756 1,136
Spot price - R/kg 303,106 303,106 303,106 303,106 303,106
Price received - R/kg sold 81,074 128,171 60,117 111,273 99,671
Price received excluding
hedge buy-back costs
- R/kg sold 303,857 302,768 302,843 304,114 303,454
Total cash costs - R/kg produced 136,217 174,621 197,828 102,746 148,474
Total production costs - R/kg produced 192,292 220,079 219,476 176,022 201,465
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
DECEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
4,499 3,654 988 2,073 - 11,214 (600) 10,614
Cash costs (2,186) (2,098) (629) (973) 36 (5,850) 363 (5,487)
By-products revenue 169 9 1 144 (2) 323 (1) 321
Total cash costs (2,016) (2,088) (628) (829) 34 (5,527) 361 (5,166)
Retrenchment costs (50) (5) - (10) - (65) 1 (64)
Rehabilitation and other non-cash costs (150) (204) 7 (218) - (564) 35 (529)
Amortisation of assets (630) (320) (76) (318) (22) (1,366) 18 (1,348)
Total production costs (2,846) (2,617) (697) (1,375) 13 (7,523) 416 (7,107)
Inventory change (1) (65) (12) 166 - 88 5 92
Cost of sales (2,847) (2,683) (709) (1,209) 13 (7,435) 420 (7,016)
Adjusted gross profit (loss) excluding
hedge buy-back costs
1,652
971
279
863
13
3,778
(180)
3,598
Hedge buy-back costs (3,298) (2,041) (792) (1,185) - (7,316) - (7,316)
Adjusted gross (loss) profit
(1,647)
(1,069)
(513)
(321)
13
(3,537)
(180)
(3,718)
Unrealised non-hedge derivatives and other
commodity contracts
1,301 5,481 - 4 - 6,787 - 6,787
Gross profit (loss)
(345)
4,412
(513)
(317)
13
3,250
(180)
3,069
Corporate and other costs (22) (41) (6) (122) (355) (545) - (545)
Exploration (9) (87) (91) (75) (80) (342) 4 (338)
Intercompany transactions - (84) - (4) 88 - - -
Special items (406) (49) 19 244 (15) (208) - (208)
Operating profit (loss)
(782)
4,150
(591)
(275)
(349)
2,154
(176)
1,978
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(4) (18) (5) 11 (724) (740) - (740)
Exchange (loss) gain - 31 - 74 (7) 98 (5) 93
Share of equity accounted investments
(loss) profit
- - - (8) (75) (83) 146 63
Profit (loss) before taxation (786) 4,163 (595) (198) (1,155) 1,429 (35) 1,394
Taxation (355) (275) (82) (192) (9) (913) 35 (878)
Profit (loss) for the period
(1,141)
3,888
(678)
(390)
(1,164)
516
-
516
Equity shareholders (1,141) 3,858 (678) (465) (1,170) 404 - 404
Non-controlling interests - 31 - 76 6 112 - 112
Operating profit (loss) (782) 4,150 (591) (275) (349) 2,154 (176) 1,978
Unrealised non-hedge derivatives and other
commodity contracts
(1,301) (5,481) - (4) - (6,787) - (6,787)
Hedge buy-back and related costs 3,298 2,041 792 1,185 (5) 7,311 - 7,311
Intercompany transactions - 84 - 4 (88) - - -
Special items 460 11 - (248) 5 228 - 228
Share of associates' EBIT - - - (8) (4) (12) 176 164
EBIT
1,675
804
201
653
(441)
2,894
-
2,894
Amortisation of assets 630 320 76 318 22 1,366 (18) 1,348
Share of associates' amortisation - - - - - - 18 18
EBITDA
2,306
1,125
277
971
(419)
4,260
-
4,260
Profit (loss) attributable to equity shareholders (1,141) 3,858 (678) (465) (1,170) 404 - 404
Special items 460 11 - (248) 5 228 - 228
Share of associates' special items - - - - 71 71 - 71
Taxation on items above (138) (5) - - - (143) - (143)
Headline earnings (loss)
(819)
3,864
(678)
(713)
(1,093)
561
-
561
Unrealised non-hedge derivatives and
other commodity contracts
(1,301) (5,481) - (4) - (6,787) - (6,787)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
461 - - - - 461 - 461
Fair value adjustment on option component
of convertible bond
- - - - 280 280 - 280
Fair value loss on mandatory convertible bond - - - - 222 222 - 222
Hedge buy-back and related costs
net of taxation
3,276 2,041 792 1,185 (5) 7,289 - 7,289
Adjusted headline earnings (loss)
excluding hedge buy-back costs
1,617
424
114
467
(596)
2,026
-
2,026
Ore reserve development capital 453 61 20 109 - 644 - 644
Stay-in-business capital 390 527 31 290 25 1,264 (15) 1,248
Project capital 166 97 19 383 - 665 (88) 578
Total capital expenditure
1,009
685
71
782
25
2,572
(102)
2,470
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
299 - - - 299
Mined - 000 tonnes 1,826 410 106 517 2,859
Milled / Treated - 000 tonnes 1,702 435 131 512 2,780
Yield - g/t 7.77 5.05 3.17 6.62 6.92
Gold produced - kg 13,223 2,200 414 3,391 19,229
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,533 285 - - 2,818
Yield - g/t 0.65 0.50 - - 0.63
Gold produced - kg 1,636 143 - - 1,779
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 11,080 1,336 - 12,416
Mined - 000 tonnes - 26,636 3,677 7,467 37,780
Treated - 000 tonnes - 5,328 782 246 6,356
Stripping ratio - ratio - 4.54 3.86 26.04 5.47
Yield - g/t - 1.68 3.17 5.93 2.03
Gold produced - kg - 8,952 2,480 1,456 12,887
HEAP LEACH OPERATION
Mined
- 000 tonnes - 1,507 - 14,975 16,482
Placed - 000 tonnes - 232 - 5,458 5,691
Stripping ratio - ratio - 8.43 - 1.87 2.07
Yield - g/t - 1.04 - 0.47 0.49
Gold placed - kg - 242 - 2,554 2,797
Gold produced - kg - 305 - 1,929 2,234
PRODUCTIVITY PER EMPLOYEE
Actual
- g 192 348 1,938 720 297
TOTAL
Subsidiaries' gold produced
- kg
14,859 9,645 2,894 6,776 34,174
1 955 1 955
METRIC OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2010
Joint ventures' gold produced
- kg
- 1,955 - - 1,955
Attributable gold produced - kg 14,859 11,600 2,894 6,776 36,129
Minority gold produced - kg - 341 - 743 1,084
Subsidiaries' gold sold - kg 15,948 9,532 2,697 6,829 35,005
Joint ventures' gold sold - kg - 1,889 - - 1,889
Attributable gold sold - kg 15,948 11,421 2,697 6,829 36,894
Minority gold sold - kg - 334 - 778 1,112
Spot price - R/kg 287,837 287,837 287,837 287,837 287,837
Price received - R/kg sold (58,520) (7,300) (86,186) (75,066) (47,750)
Price received excluding hedge
buy-back costs
- R/kg sold 266,454 270,165 267,056 266,777 267,707
Total cash costs - R/kg produced 139,350 170,196 250,073 101,552 151,007
Total production costs - R/kg produced 181,238 206,279 268,283 134,440 187,695
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2010
ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
4,249 3,181 720 2,020 - 10,171 (544) 9,627
Cash costs (2,139) (2,037) (725) (1,011) 38 (5,874) 366 (5,509)
By-products revenue 68 6 1 141 8 225 (1) 224
Total cash costs (2,071) (2,031) (724) (870) 46 (5,649) 365 (5,284)
Retrenchment costs (19) (2) - (4) - (25) 2 (23)
Rehabilitation and other non-cash costs (11) (90) - (5) - (107) 1 (106)
Amortisation of assets (592) (332) (53) (266) (18) (1,261) 17 (1,244)
Total production costs (2,693) (2,455) (776) (1,146) 28 (7,042) 384 (6,658)
Inventory change (182) 68 17 104 - 7 (8) (1)
Cost of sales (2,875) (2,387) (759) (1,042) 28 (7,034) 375 (6,659)
Adjusted gross profit (loss) excluding
hedge buy-back costs
1,374
795
(38)
979
28
3,137
(168)
2,969
Hedge buy-back costs (5,183) (3,169) (953) (2,335) - (11,639) - (11,639)
Adjusted gross (loss) profit
(3,809)
(2,374)
(991)
(1,356)
28
(8,502)
(168)
(8,670)
Unrealised non-hedge derivatives and other
commodity contracts
6,550 1,801 (1) 2,992 - 11,343 - 11,343
Gross profit (loss)
2,742
(573)
(992)
1,636
28
2,841
(168)
2,672
Corporate and other costs (18) (26) (2) (66) (313) (426) - (426)
Exploration (2) (76) (100) (170) (95) (444) 4 (440)
Intercompany transactions - (91) (2) (6) 98 - - -
Special items (55) (6) 12 1 (370) (416) (8) (424)
Operating profit (loss)
2,667
(772)
(1,084)
1,396
(652)
1,555
(173)
1,382
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(9) (18) (2) 5 (526) (550) (3) (553)
Exchange (loss) gain - (63) - (45) (27) (134) 22 (113)
Share of equity accounted investments
(loss) profit
- - - (1) 90 89 62 151
Profit (loss) before taxation 2,657 (852) (1,086) 1,355 (1,115) 959 (92) 867
Taxation 108 (235) 20 (125) (178) (410) 92 (318)
Profit (loss) for the period
2,765
(1,087)
(1,066)
1,230
(1,293)
549
-
549
Equity shareholders 2,765 (1,111) (1,066) 1,166 (1,311) 443 - 443
Non-controlling interests - 24 - 64 18 106 - 106
Operating profit (loss) 2,667 (772) (1,084) 1,396 (652) 1,555 (173) 1,382
Unrealised non-hedge derivatives and other
commodity contracts
(6,550) (1,801) 1 (2,992) - (11,343) - (11,343)
Hedge buy-back and related costs 5,183 3,169 953 2,335 422 12,060 - 12,060
Intercompany transactions - 91 2 6 (98) - - -
Special items 144 3 - 3 8 158 8 166
Share of associates' EBIT - - - (1) 16 15 165 180
EBIT
1,443
690
(128)
746
(304)
2,446
-
2,446
Amortisation of assets 592 332 53 266 18 1,261 (17) 1,244
Share of associates' amortisation - - - - - - 17 17
EBITDA
2,035
1,022
(76)
1,012
(286)
3,706
-
3,706
Profit (loss) attributable to equity shareholders 2,765 (1,111) (1,066) 1,166 (1,311) 443 - 443
Special items 144 3 - 3 8 158 8 166
Share of associates' special items - - - - (74) (74) (8) (82)
Taxation on items above (43) - - (8) - (51) - (51)
Headline earnings (loss)
2,866
(1,107)
(1,066)
1,161
(1,378)
476
-
476
Unrealised non-hedge derivatives and
other commodity contracts
(6,550) (1,801) 1 (2,992) - (11,343) - (11,343)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
2,152 - - - - 2,152 - 2,152
Fair value adjustment on option component
of convertible bond
- - - - 166 166 - 166
Fair value loss on mandatory convertible bond - - - - 160 160 - 160
Hedge buy-back and related costsi
3,717 3,148 953 2,335 422 10,573 - 10,573
Adjusted headline earnings (loss)
excluding hedge buy-back costs
2,185
240
(112)
504
(630)
2,184
-
2,184
Ore reserve development capital 479 68 28 105 - 680 - 680
Stay-in-business capital 160 244 27 182 9 623 (7) 616
Project capital 92 126 18 317 - 552 (77) 475
Total capital expenditure
731
439
72
604
9
1,855
(84)
1,771
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
331 - - - 331
Mined - 000 tonnes 1,928 532 195 513 3,167
Milled / Treated - 000 tonnes 1,740 500 147 523 2,910
Yield - g/t 7.01 5.53 5.75 6.93 6.68
Gold produced - kg 12,205 2,761 845 3,625 19,435
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,558 511 - - 3,068
Yield - g/t 0.47 0.51 - - 0.48
Gold produced - kg 1,213 263 - - 1,476
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 12,274 1,510 - 13,785
Mined - 000 tonnes - 29,824 4,250 6,272 40,346
Treated - 000 tonnes - 5,560 820 265 6,645
Stripping ratio - ratio - 3.77 6.86 21.09 4.71
Yield - g/t - 1.64 3.03 5.82 1.98
Gold produced - kg - 9,097 2,487 1,544 13,128
HEAP LEACH OPERATION
Mined
- 000 tonnes - 410 - 14,070 14,480
Placed - 000 tonnes - 325 - 4,352 4,678
Stripping ratio - ratio - 2.05 - 2.24 2.23
Yield - g/t - 3.91 - 0.48 0.72
Gold placed - kg - 1,271 - 2,108 3,380
Gold produced - kg - 872 - 1,855 2,728
PRODUCTIVITY PER EMPLOYEE
Actual
- g 165 392 2,330 700 292
TOTAL
Subsidiaries' gold produced
- kg
13,418 10,172 3,331 7,025 33,946
2 821 2 821
METRIC OPERATING RESULTS
QUARTER ENDED DECEMBER 2009
Joint ventures' gold produced
- kg
- 2,821 - - 2,821
Attributable gold produced - kg 13,418 12,993 3,331 7,025 36,767
Minority gold produced - kg - 423 - 944 1,367
Subsidiaries' gold sold - kg 13,381 10,793 3,474 6,552 34,201
Joint ventures' gold sold - kg - 3,158 - - 3,158
Attributable gold sold - kg 13,381 13,951 3,474 6,552 37,359
Minority gold sold - kg - 463 - 878 1,340
Spot price - R/kg 264,157 264,157 264,157 264,157 264,157
Price received - R/kg sold 244,202 249,341 245,664 249,601 247,985
Total cash costs - R/kg produced 136,761 160,448 207,318 94,963 143,596
Total production costs - R/kg produced 178,845 190,566 231,129 129,098 178,379
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
DECEMBER 2009 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
3,268 3,599 854 1,846 - 9,567 (826) 8,740
Cash costs (1,902) (2,159) (692) (908) 112 (5,548) 385 (5,163)
By-products revenue 67 9 2 78 (8) 148 (1) 147
Total cash costs (1,835) (2,149) (691) (829) 104 (5,400) 383 (5,017)
Retrenchment costs (27) (1) - (11) - (39) - (39)
Rehabilitation and other non-cash costs 29 (92) (4) 35 - (32) 37 5
Amortisation of assets (567) (305) (75) (235) (18) (1,200) 44 (1,156)
Total production costs (2,400) (2,547) (770) (1,040) 88 (6,670) 465 (6,206)
Inventory change 12 (132) (26) 91 - (55) 42 (13)
Cost of sales (2,387) (2,679) (796) (950) 88 (6,725) 506 (6,219)
Adjusted gross profit (loss)
880
920
57
896
88
2,841
(320)
2,521
Unrealised non-hedge derivatives and other
commodity contracts
(638) (994) (27) (553) - (2,212) - (2,212)
Gross (loss) profit
242
(74)
31
344
86
629
(320)
309
Corporate and other costs (19) (38) (3) (2) (250) (311) - (311)
Exploration (1) (26) (110) (189) (115) (442) 1 (442)
Intercompany transactions - (44) 22 (2) 24 - - -
Special items (124) 5,153 (170) (34) (67) 4,757 4 4,761
Operating loss
98
4,970
(230)
116
(322)
4,632
(315)
4,317
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- 5 42 (24) (224) (201) - (200)
Exchange gain (loss) - (39) - (6) 568 524 3 527
Share of equity accounted investments profit - - - - (13) (13) 239 227
Loss before taxation 98 4,937 (188) 87 10 4,943 (73) 4,870
Taxation (528) (1,719) 210 (205) 646 (1,596) 73 (1,522)
Loss for the period
(430)
3,218
22
(118)
656
3,348
-
3,348
Equity shareholders (430) 3,190 22 (202) 599 3,179 - 3,179
Non-controlling interests - 28 - 84 57 169 - 169
Operating loss 98 4,970 (230) 116 (322) 4,632 (315) 4,317
Unrealised non-hedge derivatives and
th dit t t
969 994 27 553 - 2,543 - 2,543
other commodity contracts
969 994 27 553 2,543 2,543
Intercompany transactions - 44 (22) 2 (24) - - -
Special items 202 (5,391) 170 30 57 (4,931) (3) (4,934)
Share of associates' EBIT - - - - (14) (14) 318 304
EBIT
1,270
618
(56)
701
(304)
2,230
-
2,230
Amortisation of assets 567 305 75 235 18 1,200 (44) 1,156
Share of associates' amortisation - - - - - - 44 44
EBITDA
1,837
923
19
935
(285)
3,430
-
3,430
Loss attributable to equity shareholders (430) 3,190 22 (202) 599 3,179 - 3,179
Special items 202 (5,391) 170 30 56 (4,932) (3) (4,935)
Share of associates' special items - - - - (2) (2) 3 1
Taxation on items above (45) 1,427 (21) 42 - 1,402 - 1,402
Headline loss
(273)
(774)
171
(130)
653
(353)
-
(353)
Unrealised non-hedge derivatives and
other commodity contracts
638 994 27 553 - 2,212 - 2,212
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
421 - (8) (7) (625) (219) - (219)
Fair value adjustment on option component
of convertible bond
- - - - 66 66 - 66
Adjusted headline earnings (loss)
786
220
190
415
94
1,706
-
1,706
Ore reserve development capital 483 118 48 106 - 754 - 754
Stay-in-business capital 297 257 12 237 36 841 (16) 825
Project capital 151 135 - 394 - 680 (17) 663
Total capital expenditure
931
510
60
737
36
2,275
(33)
2,242
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Y
Area mined
- 000 m
2
1,225 - - - 1,225
Mined - 000 tonnes 7,007 1,828 686 1,834 11,354
Milled / Treated - 000 tonnes 6,862 1,803 518 1,910 11,092
Yield - g/t 7.28 5.16 4.50 6.41 6.66
Gold produced - kg 49,970 9,300 2,330 12,248 73,847
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 10,248 832 - - 11,081
Yield - g/t 0.54 0.66 - 34.29 0.55
Gold produced - kg 5,558 548 - - 6,106
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 49,678 5,183 - 54,861
Mined - 000 tonnes - 115,577 14,469 29,306 159,352
Treated - 000 tonnes - 21,889 3,099 1,040 26,028
Stripping ratio - ratio - 4.04 4.94 25.51 5.02
Yield - g/t - 1.58 3.22 5.83 1.95
Gold produced - kg - 34,676 9,983 6,057 50,716
HEAP LEACH OPERATION
Mined
- 000 tonnes - 4,960 - 62,234 67,194
Placed - 000 tonnes - 1,173 - 20,790 21,963
Stripping ratio - ratio - 6.50 - 2.03 2.17
Yield - g/t - 1.23 - 0.46 0.50
Gold placed - kg - 1,445 - 9,504 10,949
Gold produced - kg - 1,867 - 7,882 9,749
PRODUCTIVITY PER EMPLOYEE
Actual
- g 175 350 2,077 698 285
TOTAL
Subsidiaries' gold produced
- kg 55,528 37,892 12,313 26,187 131,920
Joint ventures' gold produced - kg 8 498 8 498
METRIC OPERATING RESULTS
YEAR ENDED DECEMBER 2010
- - -
Attributable gold produced - kg 55,528 46,390 12,313 26,187 140,418
Minority gold produced - kg - 1,499 - 2,897 4,396
Subsidiaries' gold sold - kg 55,717 37,518 12,311 26,241 131,786
Joint ventures' gold sold - kg - 8,454 - - 8,454
Attributable gold sold - kg 55,717 45,972 12,311 26,241 140,240
Minority gold sold - kg - 1,480 - 2,961 4,441
Spot price - R/kg 288,148 288,148 288,148 288,148 288,148
Price received - R/kg sold 119,239 159,203 126,167 134,816 135,862
Price received excluding
hedge buy-back costs
- R/kg sold 271,453 272,523 267,875 268,931 271,018
Total cash costs - R/kg produced 140,077 166,693 230,777 101,296 149,577
Total production costs - R/kg produced 189,319 202,674 250,322 143,788 190,889
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
15,125 12,952 3,298 7,806 - 39,180 (2,420) 36,761
Cash costs (8,133) (7,990) (2,847) (3,841) 226 (22,585) 1,412 (21,173)
By-products revenue 355 31 6 532 16 940 (5) 935
Total cash costs (7,778) (7,959) (2,841) (3,309) 242 (21,645) 1,407 (20,238)
Retrenchment costs (138) (8) - (23) - (169) 4 (166)
Rehabilitation and other non-cash costs (182) (393) 7 (224) - (791) 34 (756)
Amortisation of assets (2,415) (1,287) (248) (1,086) (71) (5,106) 67 (5,040)
Total production costs (10,512) (9,646) (3,082) (4,642) 171 (27,712) 1,512 (26,200)
Inventory change (31) 8 1 399 - 377 (11) 367
Cost of sales (10,544) (9,638) (3,081) (4,243) 171 (27,335) 1,501 (25,833)
Adjusted gross profit (loss) excluding
hedge buy-back costs
4,580
3,314
217
3,563
171
11,845
(918)
10,927
Hedge buy-back costs (8,481) (5,210) (1,745) (3,519) - (18,954) - (18,954)
Adjusted gross (loss) profit
(3,900)
(1,896)
(1,528)
44
171
(7,109)
(918)
(8,027)
Unrealised non-hedge derivatives and other
commodity contracts
7,080 6,115 75 2,621 - 15,891 - 15,891
Gross profit (loss)
3,180
4,219
(1,452)
2,664
171
8,782
(918)
7,864
Corporate and other costs (72) (77) (14) (273) (1,300) (1,737) (1) (1,738)
Exploration (14) (344) (327) (527) (252) (1,464) 18 (1,446)
Intercompany transactions - (270) (8) (14) 293 - - -
Special items (586) (229) 77 242 (391) (886) (8) (894)
Operating profit (loss)
2,508
3,299
(1,725)
2,092
(1,479)
4,696
(910)
3,786
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(13) (59) (5) 24 (1,183) (1,236) 1 (1,235)
Exchange (loss) gain - (50) - 15 55 20 (2) 18
Share of equity accounted investments
(loss) profit
- - - (8) (59) (67) 534 467
Profit (loss) before taxation 2,495 3,190 (1,730) 2,123 (2,665) 3,413 (377) 3,036
Taxation (342) (1,108) (54) (816) (76) (2,396) 377 (2,018)
Profit (loss) for the period
2,153
2,083
(1,784)
1,307
(2,741)
1,018
-
1,018
Equity shareholders 2,153 1,981 (1,784) 1,084 (2,796) 637 - 637
Non-controlling interests - 101 - 223 55 381 - 381
Operating profit (loss) 2,508 3,299 (1,725) 2,092 (1,479) 4,696 (910) 3,786
Unrealised non-hedge derivatives and
other commodity contracts
(7,080) (6,115) (75) (2,621) - (15,891) - (15,891)
Hedge buy-back and related costs 8,481 5,210 1,745 3,519 417 19,371 - 19,371
Intercompany transactions - 270 8 14 (293) - - -
Special items 697 91 (45) (242) 19 519 8 527
Share of associates' EBIT - - - (8) (24) (33) 902 869
EBIT
4,606
2,755
(93)
2,754
(1,359)
8,663
-
8,663
Amortisation of assets 2,415 1,287 248 1,086 71 5,106 (67) 5,040
Share of associates' amortisation - - - - - - 67 67
EBITDA
7,021
4,042
155
3,841
(1,288)
13,769
-
13,769
Profit (loss) attributable to equity shareholders 2,153 1,981 (1,784) 1,084 (2,796) 637 - 637
Special items 697 91 (45) (242) 19 519 8 527
Share of associates' special items - - - - 32 32 (8) 24
Taxation on items above (193) (27) 2 (8) - (226) - (226)
Headline earnings (loss)
2,657
2,045
(1,827)
833
(2,746)
962
-
962
Unrealised non-hedge derivatives and
other commodity contracts
(7,080) (6,115) (75) (2,621) - (15,891) - (15,891)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
2,353 - 23 - - 2,376 - 2,376
Fair value adjustment on option component
of convertible bond
- - - - (39) (39) - (39)
Fair value loss on mandatory convertible bond - - - - 382 382 - 382
Hedge buy-back and related costs
net of taxation
6,993 5,188 1,745 3,519 417 17,862 - 17,862
Adjusted headline earnings (loss)
excluding hedge buy-back costs
4,923
1,118
(135)
1,731
(1,986)
5,652
-
5,652
Ore reserve development capital 1,806 259 114 391 - 2,570 - 2,570
Stay-in-business capital 881 987 97 729 49 2,744 (35) 2,709
Project capital 409 461 79 1,150 - 2,099 (271) 1,828
Total capital expenditure
3,096
1,708
290
2,270
49
7,413
(305)
7,108
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Y
Area mined
- 000 m
2
1,383 - - - 1,383
Mined - 000 tonnes 7,864 1,979 780 1,821 12,444
Milled / Treated - 000 tonnes 7,328 2,066 733 1,817 11,944
Yield - g/t 6.90 5.18 4.73 6.49 6.41
Gold produced - kg 50,578 10,710 3,464 11,780 76,532
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 10,281 2,498 - - 12,779
Yield - g/t 0.52 0.46 - - 0.51
Gold produced - kg 5,330 1,151 - - 6,481
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 47,840 9,984 - 57,824
Mined - 000 tonnes - 116,272 27,843 22,885 167,000
Treated - 000 tonnes - 21,421 3,138 1,023 25,582
Stripping ratio - ratio - 4.41 8.87 20.54 5.58
Yield - g/t - 1.62 2.87 6.22 1.96
Gold produced - kg - 34,662 9,013 6,366 50,041
HEAP LEACH OPERATION
Mined
- 000 tonnes - 2,536 - 54,920 57,456
Placed - 000 tonnes - 1,099 - 18,788 19,887
Stripping ratio - ratio - 2.59 - 1.91 1.94
Yield - g/t - 3.62 - 0.48 0.65
Gold placed - kg - 3,981 - 8,977 12,958
Gold produced - kg - 2,768 - 7,227 9,995
PRODUCTIVITY PER EMPLOYEE
Actual
- g 177 381 2,287 659 292
TOTAL
Subsidiaries' gold produced
- kg 55,908 38,086 12,477 25,372 131,843
Joint ventures' gold produced kg 11 206 11 206
METRIC OPERATING RESULTS
YEAR ENDED DECEMBER 2009
-  - - -
Attributable gold produced - kg 55,908 49,292 12,477 25,372 143,049
Minority gold produced - kg - 1,736 - 2,881 4,616
Subsidiaries' gold sold - kg 55,737 37,979 12,317 25,308 131,341
Joint ventures' gold sold - kg - 11,496 - - 11,496
Attributable gold sold - kg 55,737 49,475 12,317 25,308 142,837
Minority gold sold - kg - 1,692 - 2,931 4,623
Spot price - R/kg 260,704 260,704 260,704 260,704 260,704
Price received - R/kg sold 206,290 198,056 197,748 200,623 201,805
Price received excluding hedge
buy-back costs
- R/kg sold 245,489 245,962 245,220 247,045 246,048
Total cash costs - R/kg produced 123,401 162,431 175,584 96,332 136,595
Total production costs - R/kg produced 163,770 192,342 205,027 131,944 171,795
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2009 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
13,683 12,606 3,020 6,886 - 36,195 (2,974) 33,221
Cash costs (7,262) (8,279) (2,196) (3,661) 305 (21,093) 1,416 (19,677)
By-products revenue 363 31 5 374 3 776 (4) 772
Total cash costs (6,899) (8,248) (2,191) (3,287) 307 (20,317) 1,412 (18,905)
Retrenchment costs (77) (23) - (11) - (112) 2 (110)
Rehabilitation and other non-cash costs 4 (166) (51) (11) - (224) 43 (182)
Amortisation of assets (2,183) (1,317) (317) (926) (64) (4,807) 175 (4,633)
Total production costs (9,156) (9,754) (2,558) (4,235) 243 (25,461) 1,631 (23,830)
Inventory change 29 4 11 531 - 575 34 610
Cost of sales (9,127) (9,750) (2,548) (3,704) 243 (24,886) 1,666 (23,220)
Adjusted gross profit (loss) excluding
hedge buy-back costs
4,556
2,856
473
3,181
243
11,309
(1,308)
10,001
Hedge buy-back costs (2,185) (2,370) (585) (1,175) - (6,315) - (6,315)
Adjusted gross profit (loss)
2,371
486
(112)
2,006
243
4,994
(1,308)
3,686
Unrealised non-hedge derivatives and other
commodity contracts
(4,149) (1,462) (1,213) (1,272) - (8,095) - (8,095)
Gross (loss) profit
(1,778)
(976)
(1,325)
735
244
(3,100)
(1,309)
(4,409)
Corporate and other costs (78) (107) (5) (143) (1,108) (1,442) - (1,442)
Exploration (2) (116) (296) (521) (304) (1,240) 23 (1,217)
Intercompany transactions - (1,816) (107) (15) 1,938 - - -
Special items (307) 5,135 502 37 (170) 5,197 12 5,209
Operating (loss) profit
(2,165)
2,120
(1,231)
92
598
(586)
(1,274)
(1,859)
Net finance income (costs), unwinding of
obligations and fair value adjustments
8 (42) 81 (59) (945) (957) 5 (952)
Exchange gain (loss) - 475 43 (60) 373 831 21 852
Share of equity accounted investments
(loss) profit
- - - (23) (37) (60) 844 785
Loss before taxation (2,157) 2,553 (1,108) (50) (9) (770) (403) (1,173)
Taxation 862 (2,132) 93 (322) (75) (1,574) 403 (1,172)
Loss for the period
(1,295)
422
(1,015)
(372)
(85)
(2,345)
-
(2,345)
Equity shareholders (1,295) 316 (1,015) (625) (142) (2,762) - (2,762)
Non-controlling interests - 106 - 254 57 417 - 417
Operating (loss) profit (2,165) 2,120 (1,231) 92 598 (586) (1,274) (1,859)
Unrealised non-hedge derivatives and
other commodity contracts
4,877 1,462 1,213 1,272 - 8,823 - 8,823
Hedge buy-back costs 2,185 2,370 585 1,175 - 6,315 - 6,315
Intercompany transactions - 1,816 107 15 (1,938) - - -
Special items 320 (5,389) (502) (13) 53 (5,532) (3) (5,535)
Share of associates' EBIT - - - (23) (35) (58) 1,277 1,219
EBIT
5,216
2,379
171
2,518
(1,322)
8,963
-
8,963
Amortisation of assets 2,183 1,317 317 926 64 4,807 (175) 4,633
Share of associates' amortisation - - - - - - 175 175
EBITDA
7,399
3,696
488
3,444
(1,258)
13,771
-
13,771
Loss attributable to equity shareholders (1,295) 316 (1,015) (625) (142) (2,762) - (2,762)
Special items 320 (5,389) (502) (13) 51 (5,534) (3) (5,537)
Share of associates' special items - - - - - - 3 4
Taxation on items above (60) 1,425 130 10 - 1,505 - 1,505
Headline loss
(1,036)
(3,648)
(1,387)
(629)
(91)
(6,790)
-
(6,790)
Unrealised non-hedge derivatives and
other commodity contracts
4,149 1,462 1,213 1,272 - 8,095 - 8,095
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(1,451) - (364) 50 - (1,765) - (1,765)
Fair value adjustment on option component
of convertible bond
- - - - 249 249 - 249
Hedge buy-back and related costs
net of taxation
2,185 2,061 585 1,175 - 6,006 - 6,006
Adjusted headline earnings (loss)
excluding hedge buy-back costs
3,846
(125)
48
1,868
158
5,795
-
5,795
Ore reserve development capital 2,008 353 197 355 - 2,913 - 2,913
Stay-in-business capital 654 758 67 646 88 2,213 (47) 2,165
Project capital 566 543 1,335 1,157 - 3,601 (23) 3,578
Total capital expenditure
3,228
1,654
1,599
2,157
88
8,726
(70)
8,656
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Notes

Shareholders’ notice board
Shareholders’ diary:
Financial year-end 31 December
Annual financial statements posting on or about 31 March 2011
Annual general meeting 11:00 SA time 11 May 2011
Quarterly reports Released on or about
– Quarter ended 31 March 2011 11 May 2011
– Quarter ended 30 June 2011 1 August 2011
– Quarter ended 30 September 2011 1 November 2011
– Quarter ended 31 December 2011 *16 February 2012
* Approximate dates.
Dividends:
Dividend Number
Declared
Last date to trade
ordinary shares
cum dividend
Payment date to
shareholders
Payment date to ADS
holders
Interim – number 108 10 August 2010 27 August 2010 10 September 2010 20 September 2010
Final – number 109 15 February 2011 4 March 2011 18 March 2011 28 March 2011
Interim – number 110 *2 August 2011 *19 August 2011 *2 September 2011 *12 September 2011
* Proposed dates.
Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of
AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of line convertible bond and other debt facilities and other factors.
Withholding tax: On 21 February 2007, the South African Government announced a proposal to replace the Secondary
Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax has not been announced. Although this may reduce the tax payable by the
South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their
CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights: The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options granted in terms of the share incentive scheme do not carry rights to vote.
Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
Annual financial statements: Should you wish to receive a printed copy of our 2010 annual financial statements, please request same from the contact persons listed at the end of this report or on the company’s website.

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the
United States on 19 April 2010 and as amended on 18 May 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold
Ashanti.
Administrative information
ANGLO GOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
T T Mboweni (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R Gasant
W A Nairn
Prof L W Nkuhlu
F Ohene-Kena
+
S M Pityana
* British
#
American
~ Australian South African
+ Ghanaian
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Renee Swan
Mobile: +27 79 523 9714
Fax: +27 11 637 6400
E-mail: rswan@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 17, 2011
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary